#6

Follow-Up Materials

06012302

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Escada

*CURRENT ADDRESS

PROCESSED

APR 07 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34894 FISCAL YEAR 10-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/7/06



82-34894

RECEIVED
2006 APR -6 P 12:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
10-31-05

ESCADA GROUP

FISCAL YEAR 2004/2005 AND FUTURE PROSPECTS



ESCADA GROUP

FISCAL YEAR 2004/2005 AND FUTURE PROSPECTS

ESCADA GROUP AT A GLANCE AS OF OCTOBER 31

in million euros

Fiscal year	2004/2005	2003/2004	2002/2003
Consolidated accounts per	IFRS/IAS	IFRS/IAS	IFRS/IAS
Consolidated sales	**648,6**	625,5	620.8
Sales, Germany	177.1	169.1	170.3
Sales, Other countries	471.5	456.4	450.5
Sales, ESCADA[1]	436.5	412.7	410.1
Personnel expenses	145.3	148.2	159.4
Other operating expenses	227.2	208.7	243.0
Earnings before depreciation and amortization (EBITDA)	**65.1**	47.3	8.4
EBITDA from ESCADA[1]	46.7	35.5	15.1
EBIT before restructuring	45.6	25.2	-19.6
EBIT from ESCADA[1]	31.3	18.0	-5.4
Profit/loss before taxes	29.2	6.5	-109.9
Consolidated net profit/loss (after minority interests)	**13.7**	3.8	-77.7
Investments in tangible and intangible assets	21.5	18.6	22.6
Depreciation and amortization	19.5	22.1	28.0
Number of employees (as of reporting date)	3,974	3,886	4,167
Inventories	125.5	124.8	134.4
Total assets	433.4	452.0	438.1
Total assets, ESCADA[1]	349.4	346.9	338.6
Net debt	**207.7**	208.7	190.0
Gross profit margin (%)	62.8	60.6	58.8
Personnel expenses (%)	22.4	23.7	25.7
EBITDA margin (%)	10.0	7.6	1.4
EBITDA margin, ESCADA[1] (%)	10.7	8.6	3.7
ROIC on EBIT basis (%)	11.9	6.8	-5.4
ROIC on EBIT basis, ESCADA[1] (%)	10.3	6.0	-1.9
EVA (million euros)	-12.2	-17.5	-66.9
EVA, ESCADA[1] (million euros)	-5.2	-14.9	-21.6
Equity ratio[2] (%)	23.5	20.0	20.8
Figures per share			
Earnings per share according to IAS (undiluted) (EUR)	0.83	0.24	-10.73
Dividend (EUR)	0	0	0
High/low trading price XETRA (EUR)	23.77/15.30	17.01/10.75	12.70/5.92

[1] ESCADA business area.

[2] Including convertible bond.

"THE SMOOTH TRANSITION IN ESCADA'S MANAGEMENT MEANS: DESIGNING A GREAT FUTURE FOR ESCADA WITH A GREAT BRAND"

Wolfgang Ley and Frank Rheinboldt discuss the fiscal year 2004/2005 and look at the possibilities and the potential for ESCADA

Mr. Ley, ESCADA improved sales and profitability in the fiscal year 2004/2005. What conclusion do you draw from this?

Wolfgang Ley: ESCADA has weathered the storms of a persistently difficult market for luxury fashion. While Group sales rose by nearly 4%, the operative result was increased by 38% to EUR 65.1 million, which significantly exceeds growth in sales. The Group's profits before taxes climbed from EUR 6.5 million to EUR 29.2 million. The bond issue in March 2005 secured the Group's long-term financial platform and we have become more or less independent of the banks. In other words, we have achieved all of the forecast economic objectives and even managed to surpass some of them. Once again in the capital markets ESCADA proved itself to be a reliable partner. The restructuring of the Group over the last two years was the right decision for us because ESCADA is now more competitive and more efficient.

Where is ESCADA positioned strategically and operative today?

Wolfgang Ley: We've created a solid and healthy platform. A company like ESCADA will always have to face new challenges and short-term quarterly fluctuations. However I am convinced that the Group has entered a phase of sustained and profitable growth. My optimism is not unfounded because the Group has significantly improved all its internal processes and structures, from procurement through to sales. ESCADA is endowed with a solid and long-term financial platform that offers flexibility for capital expenditures and thus for future growth. A positive development concerning incoming orders can currently be seen. The ESCADA Group – and for me that is the ESCADA brand and the PRIMERA Group – has a highly committed workforce and an extremely well qualified young management team. The course has been set towards the development of new markets and the expansion of our product range. My forecast is clearly positive. ESCADA will create a new success story over the next few years. The new composition of the Board of Management with Mr. Rheinboldt, Ms. Rapp and Mr. Schürholz is truly ideal for the company.



[illegible]
[illegible] Rheinboldt (CEO)
[illegible] Executive Officer
[illegible] February 1, 2006
[illegible] responsible for design,
[illegible] and marketing

[illegible]
[illegible] Ley (CEO)
[illegible] Executive Officer
[illegible] 1986 until January 31, 2006
[illegible] responsible for design and sales
[illegible] ESCADA brand

Your announcement to step down as CEO and leave the company by the end of January 2006 caught many by surprise. What brought you to this decision?

Wolfgang Ley: This step was carefully prepared and was taken in close cooperation with the Chairman of the Supervisory Board. The good condition of the Group is the right moment for a management and generation change. With the restructuring processes completed, ESCADA is back on track and the course for the future has been set. What's more, I will remain affiliated with the company as "Creative Chairman". I couldn't have imagined a more exciting task than to represent the ESCADA brand, expand its international operations and to assist management with many creative issues.

How and why was the Frank Rheinboldt selected as successor?

Wolfgang Ley: I had defined for myself the criteria for a potential successor very early on. For me an absolute must was fundamental knowledge of women's fashion and the industry, management experience and above all a strong focus on sales. Having said so, it was also very important for me that values such as reliability and integrity were crucial for my recommendation for the preferred candidate. To my mind, Frank Rheinboldt meets all these requirements. He knows the fashion and textile industry inside out. He developed apriori into a young international coordinate label during the 90's and later under the PRIMERA umbrella. It was also his leadership that saw the successful integration of Laurèl into the PRIMERA Group and the Group's turn-around. On top of that, I have known Frank Rheinboldt now for nearly 15 years and have had ample opportunities to convince myself of his professional and personal qualities. Such a successful young entrepreneur from among our own ranks lends extra stability to the ESCADA Group.

Mr. Rheinboldt, when your appointment as new CEO was made public, you spoke of the "great entrepreneurial challenge" you are about to face. What does that challenge look like?

Frank Rheinboldt: First of all, I consider it an honor and commitment to lead a company like ESCADA, which Wolfgang Ley has turned into one of the global leaders in luxury fashion over the last 30 years. This is more than just a job. Many people have asked me over the last few months where I will change ways from my predecessor. All I can say to this is that I will not change anything just for the sake of change. ESCADA needs to strike a good balance between continuity and change. Both in its core brand as well as the PRIMERA Group, the Group is strongly positioned to be successful over the coming years and satisfy all stakeholders, customers, employees and investors alike. What lies ahead, is the consistent utilization of the brand's potential and to generate growth for the Group.

Tell us where you identify these growth potentials.

Frank Rheinboldt: I see it for example in our existing lines and products. To my mind, ESCADA Sport holds significant further potential, because, leisure time, wellness and sport are playing an ever more important role in our lives. We will have to define the target group for ESCADA Sport in a clearer way and how to differentiate it better from ESCADA main line.

Another example is the ESCADA Accessories segment. Here we clearly see room for improvement. I am convinced, however, that the new management team appointed to take over the Accessories business in 2006 will see through the necessary changes in the design and depth of the collection. This can't be done overnight, though, and we will take the necessary time. Quality and sustainability shall clearly take precedence over quick fixes as we seek to reposition the Accessories line.

A third example is the licenses. This is another business segment where we are far from reaping the full benefits. The outstanding cooperation we enjoy with Wella/Procter & Gamble for the ESCADA fragrances shows us the potential there is, when we find the right partner for the ESCADA brand. Sales for ESCADA fragrances performed very encouraging over the last years and with it ESCADA's revenues generated from licenses.



Which regions do you identify for future growth? Does ESCADA not have to focus all its energies on a speedy development of new markets, especially in emerging countries as China or Russia?

Frank Rheinboldt: That is exactly what we are doing, but we have to keep the expansion of business in these emerging countries in perspective and monitor it closely. It would be wrong and far too risky to invest with force in these markets just for the sake of quickly gaining a nationwide presence. I advocate detailed analysis of the future development of the luxury goods segments in India, China or Russia. Such analysis should precede our targeted entry into these markets and we should do so, if possibly, together with franchise partners. By the way, ESCADA is already ranked as the leading luxury fashion label not only in the Russian cities of Moscow or St. Petersburg, but it is also well established in other regions. Here we definitely have a great advantage over our competitors.

As important as it is to look to the new markets, we should not neglect our business interests in our established regions in Western Europe or North America. I am convinced that ESCADA has far from having reached the limits of its potential in these regions.

What will you be focusing on in particular over the coming years?

Frank Rheinboldt: The brand. Brand strength means everything in our industry. It is a key task of the Management Board to maintain it and carefully foster and promote it. The modernization program for our shops we have scheduled for completion by the end of 2007 plays a vital role in the consistent brand management. The new look of the shops will present ESCADA in worldwide uniform and harmonious image at its point of sale. Another element of the brand is ESCADA's credible social commitment, which is expressed in its connection to music and art. A very fitting example of this connection was the exclusive ESCADA fashion show we staged early December 2005 in Bremen's art hall as part of the exhibition on the great impressionist painter Claude Monet. We will intensify this commitment because these types of events position the brand in the right environment.

What can we expect from ESCADA in the current fiscal year 2005/2006?

Frank Rheinboldt: We have a strong level of orders for 2005/2006, which shows that our collections and products are positively received by the markets and our ultimate customers. Together with the growth measures introduced, we stand every chance to see another successful business year based on profitable growth.


MARCH 3, 2005
MAY 30, 2005
JAN 05
FEB 05
MAR 05
APR 05
MAY 05
JUN 05


THE ESCADA STOCK
SDAX
DAX

INFORMATION ON ESCADA STOCK

KEY FIGURES ON ESCADA STOCK

First listed			**5/23/1986**
Stock exchanges	Frankfurt/Main (trading floor and Xetra), Düsseldorf, Munich, Stuttgart, Hamburg, Berlin-Bremen		
Index	CDAX, SDAX, Prime All Share, Classic All Share, Prime Consumer, Prime IG Clothing & Footwear Performance Index, BAYX30		
Stock category	No-par bearer shares of common stock		
German securities identification number (WKN)	**Old shares** 569210	**New shares**[1] AOFAQF	**Bond** AOEJ83
ISIN	**Old shares** DE0005692107	**New shares**[1] DE000AOFAQF2	**Bond** XS0215685115
SYMBOL	**Deutsche Börse** ESC	**Bloomberg** ESC/DE	**Reuters** ESCG.DE
ESCADA share price on 12/30/2005			27.1
ESCADA Performance 12/30/2004 - 12/30/2005 in %			44.9
DAX Performance 12/30/2004 - 12/30/2005 in %			27.1
SDAX Performance 12/30/2004 - 12/30/2005 in %			35.2
Number of shares as of 12/30/2005			16,464,394
Average trading volume shares/day 2005 *(Xetra)*			11,045
Market capitalization as of 12/30/2005			446,168,032

[1] New shares from conversion of convertible bond after 10/31/2005 and/or for exercise of stock options until annual shareholders' meeting on April 11, 2006.

SELECTED ANALYSTS' CURRENT RECOMMENDATIONS ON ESCADA

Bankhaus Lampe	12/2005	Hold	**equinet**	02/2006	Reduce
Berenberg Bank	12/2005	Neutral	**HSBC**	09/2005	Underweight
Cazenove	12/2005	Outperform	**HVB**	02/2006	Neutral
Deutsche Bank	12/2005	Buy	**Kepler Equities**	12/2005	Buy
DZ Bank	12/2005	Buy	**Sal. Oppenheim**	12/2005	Neutral

FINANCIAL CALENDAR ESCADA GROUP

March 3, 2006	Financial press conference and analyst conference for fiscal year 2004/2005, Munich
March 3, 2006	Key figures for Q1 2005/2006 (November 2005 - January 2006)
April 11, 2006	Annual shareholders' meeting for fiscal year 2004/2005, Munich
May 11, 2006	German High Yield and Crossover Conference, London
June 15, 2006	European High Yield Conference, London
June 29, 2006	Interim report for the first half of 2005/2006 (November 2005 - April 2006)
September 28, 2006	*Interim report for the first nine months of 2005/2006 (November 2005 - July 2006)*
December 20, 2006	Preliminary key figures for fiscal year 2005/2006

2005 IN THE STOCK MARKETS

Measured by the German Stock Index DAX, the German stock market recorded a strong upward tendency in 2005. As of year end the index closed at 5,408.26. Compared with last year's closing the index rose 1,152.18 points, up by 27.1 %.

This development is all the more remarkable taking into account such adverse factors as the rise in oil prices or the political uncertainties surrounding the parliamentary elections in Germany. It was above all the corporations' cost control and the subsequent rise in annual earnings that provided the foundation for this positive tendency.

This trend was especially evident for the mid-cap stocks, which once more clocked up an exceptionally strong performance and also outpaced the DAX also in 2005. The MDAX scaled new heights at the end of the year climbing to 7,311.53 points, up by 36.0%. Likewise, the SDAX performed well above average gaining 35.2% to 4,248.90.

ESCADA STOCK PERFORMANCE[1]

2005 saw the ESCADA stock record another very encouraging performance for the third year running. Given the generally positive mood on the stock markets, and in particular the interest shown in mid-caps, ESCADA's stock price benefited primarily from the solid growth in sales and an improvement of profitability well above average. The stock gained 35.1 % (vs. +30.6%) over the course of the fiscal year 2004/2005 (November 1, - October 31). From November 1, 2004, to December 30, 2005 the stock actually climbed by 72.7%, outperforming all German stock indexes (DAX: +27.1 %, MDAX: +36.0%, SDAX: +35.2%).

[1] Xetra closing prices

ESCADA stock started the fiscal year 2004/2005 at EUR 15.69 on November 1, 2004, marking its low at EUR 15.30 on November 9, 2004. Publication of the first quarter results on March 3, 2005, lifted the price up to EUR 21.80. However the price remained very volatile for the rest of the year. Until the publication of the first-half figures on May 30, 2005, the price fluctuated within a bandwidth of between EUR 17.34 and EUR 21.35. On the day of the release the stock closed at EUR 19.00, following a sustained period since mid-April when it traded well below that level. From then until mid-September the bandwidth narrowed to a range between EUR 18.11 and EUR 21.19. News on the carefully prepared succession of the CEO Wolfgang Ley was met with a positive echo in the capital markets and pushed the price well above the EUR 20-mark from the second half of September onward. On the last day of the fiscal year (October 31) ESCADA stock closed at EUR 21.20. The price had reached its high for fiscal 2004/2005 on October 6, 2005, at EUR 23.77, but closed out the annual year with a strong rise. At EUR 27.10 on December 30, 2005, the stock had logged a new three-year high.

The positive price performance of ESCADA stock substantially raised the enterprise value of ESCADA AG during fiscal year 2004/2005. In all, market capitalization grew EUR 135,999,290, up by 44%, from EUR 310,168,742 at the close of fiscal year 2003/2004 to EUR 446,168,032 at the end of 2004/2005. At EUR 232,118,230 ESCADA comes 17th for the SDAX index in Deutsche Börse's exchange ranking, which considers merely the free float of stock. For trading volume ESCADA ranked 38th (per closing date, October 31, 2005) with an average daily volume of 11,608 (vs. 15,046) stock certificates traded on XETRA (November 1, 2004 to October 31, 2005).

SHAREHOLDER STRUCTURE

To the knowledge of the company, no major changes occurred in the investor base of ESCADA AG since the capital increase in October 2003 and the entry of the HMD Partners LP as financial investors. As per close of fiscal year 2003/2004, HMD Partners LP held the largest single share in the company at 27.3% as of October 31, 2005. Based on information available to us, Schroder Investment Management, London, continues to hold a share of 14.2%, followed by the CEO and company founder Wolfgang Ley (10.4%). At 5% Bestinver Gestion, Madrid, has become a new major shareholder. As of March 22, 2005, the Spanish fund held 5.1% of outstanding stocks. Additional major blocks of stocks were held in Great Britain, Switzerland, Germany and Canada per reporting day. According to the definition by Deutsche Börse ESCADA AG's free float per October 31, 2005, was 62.3%.

In accordance with the definition of Deutsche Börse, the share of HMD Partners LP (4.5 million shares) will not be counted as free float after expiry of the contractual lock-up period on December 31, 2005, as this investor cannot be said to pursue a short-term investment strategy.

The capital stock of ESCADA AG as of October 31, 2005, amounted to EUR 84,294,477 divided into 16,463,765 bearer shares of no-par-value common stock. This figure includes 1,645,370 shares (out of a potential total of 1,991,163 shares) from the conversion of the convertible bond issued in 2003. This is equivalent to a conversion ratio of 82.6%. As of October 31, 2005, some 345,793 convertible bonds were still outstanding.

SHAREHOLDER STRUCTURE AS OF OCTOBER 31, 2005 In %


HMD Partners LP
27.3
Free float[1]
62.3
(incl. Schroder Investment Management, 14.2 and Bestinver Gestion, 5.1)
Wolfgang Ley
10.4

Total: 16,463,765 shares

[1] as defined by Deutsche Börse.

INVESTOR RELATIONS

Investor Relations also continued to play a major role at ESCADA during fiscal year 2004/2005. Continuous, extensive and updated information on current business developments ensured that the open dialog was upheld with all stakeholders.

Quarterly conference calls provided an overview on developments, strategies and potential of the company. Recordings of these calls are available at any time on the ESCADA web site. As in previous years, the complete annual financial statement and the newly designed annual report were presented at the press and analyst conference in March 2005.

Over the course of the fiscal year, management provided extensive information on the company through numerous road shows and in more than 150 one-on-one meetings. ESCADA also participated at the key national and international investment conferences. One special highlight was the European road show, staged for the launch of the EUR 200 million bond in spring 2005. Within four days the Board of Management members presented the company to well over 150 institutional investors. With a six-fold oversubscription, the syndicate banks, Deutsche Bank and HVB, were able to place the bond in the shortest possible time.

Key investor event, especially for private shareholders, was the annual shareholders' meeting on April 19, 2005, in Munich, at which nearly all agenda items received 100% approval. Following the shareholders' meeting, recordings of the Board of Management's addresses were made available on the Internet.

During the year under review, one of the pillars of ESCADA's Investor Relations was the communication through the Internet. Thus, press releases, quarterly reports, company presentations, as well as information on corporate governance, strategies and targets and general data on the ESCADA stock or bond were all available online. The annual report is also available online for download as HTML-file. Printed hardcopies of the quarterly and annual reports can be requested at any time directly from ESCADA.

The number of analysts covering ESCADA on a regular basis increased from 10 to 11 in fiscal year 2004/2005. One further international broker announced that he would restart his coverage for the present fiscal year.

CAPITAL MARKET ACTIVITIES

EUR 200 MILLION BOND

On March 18, 2005, ESCADA successfully launched a EUR 200 million fixed-yield bond that was placed with European institutional investors. This third bond issue of ESCADA served to redeem existing bank debts and improve the company's capital structure as a whole. In an extensive road-show through Munich, Frankfurt, London and Paris the Board of Management members presented ESCADA to well over 150 investors. The bond's price performance reflects the success of its placement. Ever since the start of trading on March 23, 2005, the bond has stayed stable within a range between 102 to 106 %.

The bond carries a fixed coupon of 7.5 % p.a., with a term until April 1, 2012. The bond issue also saw ESCADA obtain for the first time a rating from the major rating agencies Moody's (B2/Positive) and Standard & Poor's (BB-/Stable).

ADR-PROGRAM IN USA

The launch of the ADR-program (American Depositary Receipt) assists the resumption of Investor Relation activities in the USA. As of August 31, 2005, institutional US-investors, who are forbidden to invest directly in the stocks of European companies, can use the ADR-tool to invest in ESCADA (one ADR equals one ESCADA stock). During a three-day road show in New York, Boston and Chicago meetings were held with the key mid-cap investors. As kick-off event to the road show, the Board of Management had invited for an ADR-cocktail session with fashion show in ESCADA's flagship-store on 5th Avenue. Some 100 guests were introduced to the strategies and potential of the ESCADA Group as well as the latest collections of the ESCADA brand.

CORPORATE GOVERNANCE REPORT

Pursuant to item 3.10 of the German Corporate Governance Code (the "Code") the Board of Management and the Supervisory Board, report as follows:

EXPLANATIONS REGARDING DECLARATION OF COMPLIANCE

ESCADA welcomes the Code's objective of implementing internationally and nationally recognized standards of good and responsible corporate management in Germany. Subject to a few exceptions, ESCADA has complied with the Code's recommendations for years already. On November, 30, 2005, the Board of Management and the Supervisory Board issued their latest Declaration of Compliance pursuant to Article 161 of the German Stock Corporations Act, with the following exceptions from the Code's recommendations:

- Item 5.4.7 of the Code recommends compensation of the Supervisory Board members consisting of fixed and success-oriented components and allowances for the chairman of the Supervisory Board as well as the chair and membership in the Board's committees. Notwithstanding this, the members of the Supervisory Board of ESCADA AG receive only a fixed remuneration for each fiscal year as defined in the articles of incorporation. The chairman of the Supervisory Board receives double, his deputy one-and-a-half times this fixed amount. Remuneration of the Supervisory Board members does therefore not include performance related components, nor does chairing or sitting on Board committees affect total remuneration. Item 5.4.7 of the Code furthermore recommends remuneration of the Supervisory Board members be reported on an individual basis. Given that the articles of incorporation already define the remuneration of each Supervisory Board member, the Board of Management and the Supervisory Board consider individual reporting to be unnecessary and retain the method of listing the total remuneration of the Supervisory Board.

- Item 4.2.4 of the Code recommends remuneration of the Board of Management members be reported individually in the notes to the consolidated financial statement. As the Board of Management of ESCADA AG comprises merely three members, individual reporting of their remuneration does not add any significant extra information in the opinion of the company. As soon as the German Law on Disclosure of Compensation of Board of Management members becomes effective, the company will comply with the provisions therein.

- Item 7.1.2 of the Code finally recommends publication of the consolidated annual financial statement within 90 days after the end of the fiscal year, and interim reports to be made available to the public within 45 days after the reporting period. The company undertakes every effort to adhere to said periods, but cannot guarantee compliance due to the numerous national and international companies to be integrated into the consolidated financial statement and the interim reports.

Aforementioned Declaration of Conformity of November 30, 2005, as well as all earlier Declarations of Conformity required by Article 161 of the German Stock Corporation Act, which the Board of Management and the Supervisory Board have issued since 2002, are available in German and English on the company's web site for a duration of five years.

INTERNET INFORMATION FOR SHAREHOLDERS

All shareholders are informed about key dates with a financial calendar published on the internet, as well as in the annual and quarterly reports. All documents and information regarding the shareholders' meeting are likewise available on the company's web site.

COOPERATION BETWEEN BOARD OF MANAGEMENT AND SUPERVISORY BOARD

In accordance with German Stock Corporation Law, ESCADA has a bipartite management and control structure consisting of the governing boards, Board of Management and Supervisory Board.

The Board of Management and Supervisory Board cooperate closely for the benefit of the company. Their joint objective is sustained increase of the enterprise value. The Board of Management provides the Supervisory Board with regular, update and comprehensive reports on all questions relevant for corporate planning, strategic developments, current business, the overall standing of the Group and the risk situation.

BOARD OF MANAGEMENT

The Board of Management constitutes the governing committee of the Group and currently comprises three members. The tasks and duties of the Board of Management include directing corporate strategy, planning and defining the budget, resource allocation as well as monitoring the management of the different business areas. The Board of Management is also responsible for compiling the quarterly, annual and Group financial statements and the appointment of key personnel positions within the company.

SUPERVISORY BOARD

In accordance with the articles of incorporation, the Supervisory Board comprises 12 members. Pursuant to the German Co-Determination Act these are divided up into an equal number of shareholder and employee representatives. The Board members' term of office has a duration of five years each. The Supervisory Board monitors and consults the Board of Management in its corporate management duties. Besides discussion of business performance, planning, strategy and its implementation, the Supervisory Board signs responsible for the appointment of members to the Board of Management and the stipulation of their duties.

In accordance with statutory provisions and the recommendations of the Code, ESCADA has four Supervisory Board Committees. These committees hold mainly a consulting function, but are also partly invested with decision-making competency.

The **Standing Committee (Mediation and Personnel Committee)** has four members, two shareholder and employee representatives each. It prepares appointment and revocation of new Management Board members by the Supervisory Board, decides on the conclusion and dissolution of contracts with Board of Management members, their remuneration and other issues relating to the Board of Management. Furthermore, the Committee submits mediation proposals for the appointment of Management Board members, if the necessary two-thirds majority of Supervisory Board cannot be obtained in a first ballot.

The **Audit Committee** is made up of two shareholder and employee representatives each. It deals with accounting issues and risk management. The Committee also commissions the external auditor, verifies his independence, and specifies the key issues of the audit.

The **Strategy Committee** is set together with four shareholder and two employee representatives. It deals with budget, financing and investment planning, coordinates with the Board of Management on general corporate planning and strategy and monitors the Board of Management's implementation of these plans.

The **M&A Committee** comprises four shareholder and one employee representative. It is responsible for all questions regarding acquisitions or disinvestments as well as questions of company financing.

REMUNERATION OF THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD

The Supervisory Board's Standing Committee discusses and regularly monitors the compensation structure of the Board of Management. The Committee also determines the individual remuneration of the Management Board members.

The Board of Management's remuneration consists of fixed components (fixum and benefits in kind) and performance related components (profit sharing and stock options). The fixed salary component of the individual Board members amounts up to EUR 500,000 p.a. depending on the member's functions. Benefits in kind include the provision of company cars, premium payments for group accident insurance and a Directors' And Officers liability insurance. Approximately 5% of the Group's consolidated profit is paid out to the Board of Management as part of the profit sharing plan. As part of the current stock option plan a total of 200,000 options have been allocated to the members of the Board of Management, all of which have been issued to former and present Board members.

In the year under review, the Board of Management members received remuneration totaling EUR 2.5 million (vs. EUR 2.6 million). This figure includes a variable component of EUR 1.1 million (vs. EUR 1.3 million). Stock options could not be exercised in the year under review.

Sec. 8, paragraph 5 of the articles of incorporation defines the remuneration of the Supervisory Board. Besides reimbursement for their cash expenses and value-added tax charged on their work for the Supervisory Board, the members of ESCADA AG's Supervisory Board receive a fixed annual remuneration of EUR 16 thousand. The chairman of the Supervisory Board receives double, his deputy one-and-a-half times this fixed amount. No separate compensation is paid for other activities in committees. A performance related remuneration for Supervisory Board members is not planned at present.

The members of the Supervisory Board received total compensation of EUR 216 thousand in fiscal year 2004/2005 (vs. EUR 203 thousand).

SHARES OF BOARD MEMBERS

As of October 31, 2005, the members of the Board of Management and Supervisory Board or their related parties held the following number of ESCADA stocks:

Board of Management	Wolfgang Ley (held by Ley Beteiligungsverwaltungs GmbH)	1,713,170
	Dr. Georg Kellinghusen	23,275
	Beate Rapp	16,000
Supervisory Board	Peter Zühlsdorff (held by Deutsche Industrie-Holding GmbH)	100,000
	Peter Darrow, Federico Minoli and Richard Waryn (held by HMD Investment Partners LP)	4,500,000
	Dr. Clemens Haindl	38,700

No portions in ESCADA's convertible bond (DE0005568174) or the ESCADA bond (XS0215685115) were held by the members of the Board of Management and the Supervisory Board.

DIRECTORS' DEALINGS

Under Sec. 15a of the German Securities Act, members of the Board of Management and the Supervisory Board of ESCADA AG, as well as employees with management functions, are required to disclose acquisition or sale of ESCADA stocks or related derivates, if the value of the relevant transactions comes to EUR 5,000.00 for the calendar year (Directors' Dealings). The company received no such notification on Directors' Dealings in the year under review.

STOCK OPTION PROGRAM

The stock option program issued in 1999 includes a total of 750,000 stock options. As of October 31, 2005, members and former members of the Board of Management of ESCADA AG held 200,000 options, the members of the management of Group companies held 120,00 options, and other managerial staff held 199,000 options. The stock options can only be exercised if two exercise hurdles have been attained. The first exercise hurdle has been reached if the Group's return on invested capital (ROIC) has risen at least 10% on the Basis-ROIC (last four quarters before issuance of the stock options) over the entire reference period (last four quarters before the start of the time window for exercising the option). The second hurdle is reached if the market price of the stock has risen by more than 10% between the options' time of issue and the start of the time window for exercising the option. Options are subject to a lock-up period of two years from their date of issue.

Thereafter the options may be exercised for five years after the expiration of the lock-up period. No options have been exercised to date. Some 474,000 options could be exercised in spring 2006 as both hurdles will have been attained by then, and because the lock-up period for these tranches will have expired. If and how many options will actually be exercised will depend on the further development of the stock price and the Group's ROIC. The value of stock options also depends on the development of the stock price and the Group-ROIC and can only be specified after exercise of the option.

VALUE PERFORMANCE (EVA®)

Since fiscal 2000/2001, the ESCADA Group has used the Economic Value Added (EVA®) concept, which has been refined in cooperation with Stern Stewart to better meet the requirements of ESCADA's Business.

The basic idea of this value-oriented approach holds that a company only creates value when profit exceeds the cost of the invested capital. Both, borrowings and equity are taken into account in determining the cost of capital.

The EVA®-concept supports a sustained orientation on value in all management decisions.

EVA®-performance is calculated for the ESCADA Group, the ESCADA brand, all subsidiaries and all ESCADA AG product lines.

EVA® is calculated using the following formula:

EVA® = Net Operating Profit After Tax (NOPAT) less the cost of capital
Cost of capital = weighted average cost of capital (WACC) times business assets

For the calculation of EVA®, adjustments are made on the basis of the income statement and balance sheet to reflect actual economic performance and avoid duplicate entries.

EVA®-PERFORMANCE

in million euros

	ESCADA Group		ESCADA		PRIMERA Group	
	2004/2005	2003/2004	**2004/2005**	2003/2004	**2004/2005**	2003/2004[1]
EBIT (after restructuring)	45.6	19.8	31.3	17.4	14.0	10.2
Adjustments	18.4	24.9	20.3	17.5	4.7	2.6
Projected tax expense	27.4	15.5	20.5	12.8	7.4	5.0
Net Operating Profit After Tax	**36.6**	29.2	**31.1**	22.1	**11.5**	7.8
Business assets	**610.7**	583.2	**453.3**	462.6	**126.9**	111.6
Cost of capital	**48.9**	46.7	**36.3**	37.0	**10.1**	8.9
EVA®	-12.2	-17.5	-5.2	-14.9	1.2	-1.1
Delta EVA®	5.2	49.4	9.7	6.7	2.3	7.3

The following definitions are used in calculating EVA®:

Net Operating Profit After Tax (NOPAT)

This is calculated from EBIT net of adjustments and the projected tax expense. One of the major *adjustments is for the interest components of rental and leasing liabilities capitalized as part of* business assets.

Business assets

Analogously to the adjustment of net operating profits, in calculating business assets the discounted long-term rental and leasing liabilities are added to total assets from the balance sheet, and non-interest-bearing operating debt is deducted. Business assets are calculated from the average for a given fiscal year.

Cost of capital

This is calculated by multiplying business assets times the weighted average cost of capital (WACC). The WACC is the weighted average for the cost of equity and the cost of borrowings, and calculates out to 8% per year for the ESCADA Group, after taxes.

EVA®-PERFORMANCE

In 2003/2004, the ESCADA Group had achieved the best EVA®-performance since the introduction of the value-oriented management (EUR –17.5 million). EVA® 2004/2005 was raised once more by EUR 5.2 million. Although profits do not yet cover the cost of capital, and added value is at EUR –12.2 million, this renewed improvement clearly brings ESCADA closer to its target. The sight continues to be set on Break Even.

EVA®-performance for the ESCADA brand was also encouraging. With a renewed increase of nearly EUR 9.7 million the brand advanced for the first time into single-digit range below zero.

In the year under review, PRIMERA Group became the first business area to advance into the positive range as its generated profit exceeded the cost of capital by EUR 1.2 million.

DIVIDEND POLICY

ESCADA AG will still refrain from paying out dividends for fiscal year 2004/2005. During its approval of the annual financial statement the Supervisory Board agreed the relevant recommendation of the Board of Management at its meeting on February 16, 2006. In view of the future growth perspectives, this decision serves not only to reinforce the Group's equity base (equity ratio per October 31, 2005: 23.0%), but furthermore corresponds with the strategic targets of continued reduction of ESCADA Group's net debt and improving its medium-term capital market rating. The Supervisory Board and Board of Management are agreed that these objectives take precedence over the resumption of dividend payouts.

CONTACT

ESCADA AG
Investor Relations
Viona Brandt
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich

Phone: +49 (0) 89/9944-1336
Fax: +49 (0) 89/9944-1500
E-mail: viona.brandt@de.escada.com
http://investor-relations.escada.com

Contact for ESCADA private shareholders:
E-mail: ESCADA@aktionaersinfo.de

STRUCTURE ESCADA GROUP

ESCADA BRAND		
FASHION	**ACCESSORIES**	**LICENSES**
ESCADA Collection	ESCADA	ESCADA Fragrances
ESCADA Sport	ESCADA Sport	ESCADA Eyewear
		ESCADA Kidswear
		ESCADA Jewelry

PRIMERA GROUP

APRIORI | BIBA (RETAIL) | CAVITA | LAURÈL

THE ECONOMY

Continuing the robust performance of last year, the world economy expanded at an expected growth rate of approx. 4% of gross domestic product (GDP). This is in large part due to the sustained strength of the US-economy, which is expected to show a GDP-growth of 3.6% for 2005. China as the second main driver of world economy is set to report a GDP-growth of nearly 9%. *India and the other emerging markets in Asia also continued their dynamic expansion, while the* Japanese economy maintained its recovery momentum. The oil exporting countries as well as the economies from Middle and Eastern Europe and Latin America also bore a strong stimulating effect on the world economy.

Only the euro zone failed to follow the lead set by the strong world economy in 2005. At the end of November 2005 the OECD's forecast for the euro zone saw growth stalling at around 1.4%. Most member states still face a backlog of structural reforms of their labor markets and tax and social security systems, huge balance deficits and excessive government spending ratios, all of which are seen as the biggest obstacles for a sustained economic upturn. In 2005, Germany's economy stuttered once more with growth of 1.1% well below par. Buoyant foreign demand for German goods continues to be juxtaposed by slack private consumption.

Sources: European Central Bank, Monthly bulletin, October 2005; Foreign Exchange and Interest Rate Forecasts, 4th quarter, WestLB Ag; *Economic report, November 2005; Bundesverband deutscher Banken e.V.; OECD-report November 2005.*

CONDITIONS IN THE LUXURY GOODS MARKET

Though the worldwide market environment for luxury goods stepped up in 2005, the intensity was everything but uniform between the different products. While demand for watches, jewelry accessories ("hard luxury") was upbeat, the market for women's luxury fashion ("soft luxury") remained sluggish.

The steep increase in the share of Chinese travelers boosted worldwide travel, while the significance of Japanese tourists for the market diminished over the last few years as the growing number of local shops in Japan has seen luxury good consumption swell. Excluding Japan, Asia has holds share of 14% in the luxury goods market with at present an annual growth rate of 15%.

Stable consumer confidence in the USA and Japan's economic recovery provided the groundswell for the luxury goods sector in 2005, while demand for luxury goods shot up in such emerging markets as China or Russia. In Europe, and here especially Germany, the outlook for a tangible upturn of local consumption was more restrained. However, in the past the European markets for luxury goods have also proven to be less susceptible to economic cycles.

Continuing throughout 2005, the trend for product innovations is becoming ever more important for the luxury fashion industry. The ability to permanently offer new goods in ever shorter product cycles becomes ever increasingly significant as it animates customers to visit stores on a regular basis and thereby intensifies customer contact.

Sources: JPMorgan European Equity Research, European Luxury Goods Sector, June 13, 2005; Bear Stearns, The Luxury Goods Market, October 2005.

2004/2005 AT A GLANCE

Following on last year's successful turnaround, the ESCADA Group achieved its objectives announced for fiscal year 2004/2005 and fulfilled the forecasts given at the start of the business year. The slight increase of sales achieved in a persistently sluggish international market environment for women's luxury fashion was accompanied by significantly improved profitability. With the implementation of numerous measures on products, company-internal processes and company finances the foundation has been laid for profitable growth over the coming years.

The main points for fiscal year 2004/2005 (compared with previous year):

1. Group sales rose by 3.7% after last year's modest increase of 0.7%. On the basis of constant foreign-exchange rates over the year, growth in sales topped 4.3%. Allowing for the still restrained market environment for women's luxury fashion the Board of Management considers this revenue increase as success.
2. The Group's operating earnings (EBITDA) climbed by 37.6%, clearly outstripping the growth in Group sales. The estimated rise in EBITDA by at least EUR 10 million was evidently achieved.
3. The consolidated profit improved by EUR 9.9 million to EUR 13.7 million. Besides the strong operative performance, this was due to the discontinuance of one-off expenses incurred during restructuring.
4. After completion of the restructuring program, the year under review saw all of the Group's key business divisions (design, collection development, production, logistics, sales) benefit from the leaner and more efficient platform. The impact was felt, above all, in a better production and sourcing mix, accelerated processes and a higher full-price sell-through ratio in the own retail.
5. The issue of a EUR 200 million seven year bond in spring 2005 and the concurrent agreement for a syndicated EUR 90 million loan; terminated until December 2008, allowed ESCADA to repay bank liabilities outstanding at the time. These measures improved financing structure and provided the Group with long-term financial security and flexibility.
6. In the year under review, ESCADA registered positive market response to its new collections and products. The encouraging performance at incoming orders offers a solid basis for the fiscal year 2005/2006.

SALES AND EARNINGS PERFORMANCE

As in the previous year, the consolidated financial statement of ESCADA AG per October 31, 2005, was prepared pursuant to the International Financial Reporting Standards (IFRS).

The Group is structured into the business areas ESCADA and PRIMERA Group. The business area ESCADA includes the fashion segments ESCADA Collection and ESCADA Sport and the segment Accessories and Licenses. The PRIMERA business area covers the brands apriori, BiBA, cavita and Laurèl. The business area "Others" comprises the share in B.E.M. Enterprise Ltd., New York, whose business activities were sold at the end of the fiscal year 2003/2004 and which is inactive.

ESCADA GROUP SALES BY BUSINESS AREA

in % (in million euros)


Others
0.1 *(0.6)*
PRIMERA
32.6 *(211.5)*
ESCADA
67.3 *(436.5)*
Others
1.1 *(7.0)*
PRIMERA
32.9 *(205.8)*
ESCADA
66.0 *(412.7)*

2004/2005
Total: 648.6 million euros

2003/2004
Total: 625.5 million euros

For fiscal year 2004/2005, the ESCADA Group shows **sales** of EUR 648.6 million, a 3.7% increase of EUR 23.1 million on the previous year (EUR 625.5 million). With sales adjusted for B.E.M. Enterprise Ltd., New York, consolidated growth came to 4.8%.

Although foreign exchange rates affected sales performance due to the high percentage of exports, the effect of foreign currencies was less pronounced than in fiscal year 2003/2004. On the basis of constant exchange rates on last year the growth in sales topped 4.3% for the year under review.

ESCADA GROUP SALES BY REGION in % (in million euros)


Other Countries
11.8 (76.4)
Germany
27.3 (177.1)
Asia
14.6 (95.0)
North America
20.1 (130.3)
Other Europe
26.2 (169.8)
Other Countries
9.5 (59.3)
Germany
27.0 (169.1)
Asia
14.5 (90.9)
North America
21.0 (131.4)
Other Europe
28.0 (174.8)

2004/2005
Total: 648.6 million euros

2003/2004
Total: 625.5 million euros

Sales in Germany were up from last year's EUR 169.1 million to EUR 177.1 million in 2004/2005. This 4.7% increase is primarily the result of higher revenues generated by the PRIMERA Group. ESCADA Group's foreign sales climbed from EUR 456.4 million in 2003/2004 to EUR 471.5 million, up by 3.3%. Sales were especially buoyant in the region "Others", which includes Eastern Europe, climbing by 28.8% from EUR 59.3 million to EUR 76.4 million. In Asia, sales were up by 4.5% to EUR 95.0 million, while the remainder of Europe witnessed a 2.9%-reduction to EUR 169.8 million. Changes in the foreign-exchange rate led to a 0.8%-decrease of sales in North America to EUR 130.3 million. On the assumption of constant foreign-exchange rates, North American sales would have increased by 1.5% to EUR 133.4 million. As a whole, the proportion of foreign sales remained almost constant at 72.7% (2003/2004: 73.0%).

ESCADA BUSINESS AREA SALES BY REGION

in % (in million euros)


Other Countries
10.2 (44.3)
Germany
11.5 (50.3)
Asia
19.7 (86.1)
Other
Europe
29.4 (128.4)
North America
29.2 (127.3)
2004/2005
Total: 436.5 million euros
Other Countries
9.1 (37.4)
Germany
12.1 (50.1)
Asia
19.1 (78.9)
Other
Europe
30.0 (123.7)
North America
29.7 (122.6)
2003/2004
Total: 412.7 million euros

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues for the ESCADA business area were up by 5.8%, from EUR 412.7 million in the previous fiscal year to EUR 436.5 million. After foreign currency adjustments, the increase totaled 6.7%. Sales in Germany came to EUR 50.3 million, more or less on a level with last year (EUR 50.1 million). Foreign revenues amounted to EUR 386.2 million, a gain of 6.5% on last year's total of EUR 362.6 million, bringing the export ratio to 88.5% (vs. 87.9%). Main growth driver proved to be the region "Others", above all Eastern Europe. In Asia, the Japanese and Chinese Laurèl subsidiaries were taken over by the ESCADA business area as part of the wider reorganization of the Laurèl-business. Adjusted by the effect of this transaction, the ESCADA business area recorded an increase of 4.3% in sales.

PRIMERA Group revenues for the year went up by 2.8%, from EUR 205.8 million to EUR 211.5 million. After adjustments for the reorganization of the Laurèl business, the growth rate topped 5.7%, with the ongoing expansion of apriori and BiBA proving to be key contributors.

The ESCADA Group's **gross profit** improved from 60.6% to 62.8% of sales. Both business areas, ESCADA as well as the PRIMERA Group, contributed to this 2.2% improvement, which was essentially the result of the positive effects generated through the new platform. Thus, processes in design, production and logistics were streamlined and accelerated. Special mention must be made here of the strong performance of the ESCADA competence center for knitwear in Italy (EMI) and the ESCADA competence center for woven goods in Slovenia (EPAS), which facilitated further optimization of the sourcing and production mix. Gross profit margin also benefited from the increased ratio of full-price sell-through in the own retail.

Other operating income for the year under review came to EUR 30.0 million, exceeding the EUR 25.4 million registered the previous year. The item largely comprises license revenues, where especially the fragrance license saw a significant increase on last year, as well as foreign-exchange differences from fluctuations in exchange rates. The ESCADA business area accounted for EUR 26.4 million (vs. EUR 21.6 million) of other operating income, while a total of EUR 3.7 million (vs. EUR 3.3 million) came from the PRIMERA Group. For a detailed listing of the other operating income see note 33 to the consolidated financial statements.

At EUR 372.4 million, **operating costs** (the total of other operating expenses and personnel expenses, not including depreciation and amortization) were EUR 15.5 million, or 4.3%, above last year's level (EUR 356.9 million). While personnel expenses were down from EUR 148.2 million to EUR 145.3 million (-1.9%), the other operating expenses increased from EUR 208.7 million to EUR 227.1 million (+8.8%). This rise was due to higher costs incurred for consultancy services, the development of collections, exchange rate differences as well as expenditures for the ongoing expansion of BiBA Mode GmbH. At 57.4% the cost ratio (the operating costs' share of sales) slightly surpassed previous year's ratio of 57.1%, which had, however, been significantly lowered in that year. Allowing for full settlement of foreign-exchange difference in the operating costs and other operating income, the cost ratio would have come to 56.2% after 56.3% last year, which was above the 55% targeted for the full year. Notes 31 and 32 to the consolidated financial statements provide a detailed overview of the operating expenses.

EBITDA PERFORMANCE

in million euros


ESCADA Group
65.1
47.3
ESCADA
46.7
35.5
PRIMERA Group
18.1
13.3
Others
0.3
-1.5
-10
0
10
20
30
40
50
60
2004/2005
2003/2004

The **Group's earnings before interest, taxes, depreciation and amortization (EBITDA)** rose by EUR 17.8 million to EUR 65.1 million, an increase of 37.6% on last year. The targeted EBITDA-improvement of at least EUR 10 million was thus clearly achieved. The operative margin improved from 7.6% in fiscal year 2003/2004 to 10.0% of consolidated sales. EBITDA for the ESCADA business area went up from EUR 35.5 million to EUR 46.7 million (+31.6%), which amounts to 71.7% of Group EBITDA (2003/2004: 75.1%). The PRIMERA Group augmented its EBITDA from EUR 13.3 million to EUR 18.1 million, up by 36.1%.

MANAGEMENT DISCUSSION AND ANALYSIS

At EUR 19.6 million the Group's **depreciation and amortization** was 11.3%, or EUR 2.5 million, below the equivalent figure of last year (EUR 22.1 million). No costs for restructuring measures were incurred in the year under review.

The ESCADA Group recorded **earnings before interest and taxes (EBIT)** of EUR 45.6 million for the year under review. Thus, EBIT improved by EUR 25.8 million compared to last year's figure of EUR 19.8 million. ESCADA contributed EUR 31.3 million (vs. EUR 17.3 million) and PRIMERA Group EUR 13.9 million (vs. EUR 10.2 million).

Net financial expenses *were EUR -16.4 million compared to EUR -13.3 million the year before.* The income from equity investments contained therein fell from EUR 3.1 million to EUR 1.5 million, after the previous year had seen substantial one-off income generated from equity investments. Expenses paid on interest increased from EUR -16.4 million to EUR -17.9 million. This is due to the risen costs of interest. The new EUR 200 million bond, issued in March 2005 for duration until 2012, carries a 0.5% increase of payable annual interest compared to the old bond redeemed in 2004 and the previous bank debts. In addition to this, account must be taken of the projected annual interest costs that arise from spreading transaction costs over the full duration of the bond and the syndicated loan (effective interest method according to IFRS/IAS). These expenses came *to* EUR 0.8 *million in* 2004/2005.

The ESCADA Group's **earning before taxes** more than quadrupled from last year's figure of EUR 6.5 million to EUR 29.2 million. With total taxes of EUR 15.1 million, the tax rate stands at 51.7% (total tax expenditure in relation to commercial earnings before taxes). The tax burden of the previous year had been EUR 2.0 million, some 30.8% of earnings before taxes. The tax rate is fundamentally influenced by the development of the deferred taxes, which fully affect reported tax expenditures and tax rate, even if they have no bearing on liquidity. Total taxes of EUR 15.1 million include EUR 8.7 million in non-cash and EUR 6.4 million in cash taxes.

Group profits after taxes but before minority interests came to EUR 14.1 million (vs. EUR *4.5 million*). ***Profit after minority interests*** *reached* EUR *13.7 million (vs.* EUR 3.8 *million)*. This is equivalent to undiluted **earnings per stock** of EUR 0.83 million (vs. EUR 0.24 million).

ASSET POSITION

As of October 31, 2005, consolidated **total assets** stood at EUR 433.4 million and were thus 4.1% (EUR 18.6 million) below last year's figure on the same reporting date. This decline in assets is a consequence of current (short-term) assets having fallen by EUR 22.9 million from EUR 248.5 million to EUR 225.6 million. This in turn was caused by a EUR 6.7 million reduction of other current (short-term) receivables, EUR 3.0 million in tax credits and EUR 13.4 million of liquid assets.

Despite the expanded volume of business the rise in the level of **inventories** was successfully checked and kept as low as EUR 0.7 million. As of closing date, total inventory assets stood at EUR 125.5 million (vs. EUR 124.8 million). This moderate rise in inventory reflects the efficiency gains made by the Group in the form of accelerated sell-through at simultaneously more careful goods merchandising. The rise in **noncurrent** (long-term) **assets** totaled EUR 4.4 million to EUR 207.8 million (vs. EUR 203.4 million), which was primarily caused by intangible assets increasing by EUR 7.0 million to EUR 42.9 million. This includes an addition to goodwill through the acquisition of the remaining 25% share in BiBA Mode GmbH at a sum of EUR 5.9 million.

On the equity and liabilities side of the balance sheet, **consolidated shareholders' equity** (not including minority interests) came to EUR 99.5 million, which constitutes an increase of EUR 11.4 million on the reporting date last year. This brings equity ratio up from last year's 19.5% to 23.0%. Assuming that the non-interest bearing convertible bond 2003/2013 is fully converted into stocks, the economic equity ratio tops 23.5% (October 31, 2004: 20.0%)

Under the **noncurrent liabilities**, the issue of the EUR 200 million bond in March 2005 - terminated until 2012 - saw bond liabilities climb from EUR 2.3 million to EUR 194.4 million. The costs for the bond's issue are eliminated from this item at a sum of EUR 8.6 million. Included however, is the accrued imputed interest for capital expenses of EUR 0.6 million as of October 31, 2005. These costs will be spread equally over the entire duration of the bond pursuant to the effective interest method. The money raised by the new bond was used to repay existing bank liabilities, which in turn reduced long-term bank liabilities from EUR 202.4 million to EUR 5.2 million.

Short-term liabilities were cut back from EUR 17.2 million to EUR 13.7 million, essentially by reduction of liquid assets for the repayment of financial liabilities. EUR 1.0 million in transaction costs incurred for the syndicated loan as of October 31, 2005, were eliminated by the short-term financial liabilities. In accordance with IFRS these transaction costs are spread over the entire duration of the syndicated loan.

The implementation of the measures decided upon in fiscal year 2002/2003, led to further consumption of restructuring provisions, bringing **short-term provisions** down by EUR 2.3 million to EUR 36.9 million

CHANGES IN NET DEBT ESCADA GROUP

in million euros

	10/31/2005	10/31/2004	Change
Interest-bearing bond 2005/2012 (nominal amount)	200.0	0.0	200.0
Long-term financial liabilities	5.2	202.4	-197.2
Short-term financial liabilities (nominal amount)	14.7	31.9	-17.2
Total interest-bearing liabilities	219.9	234.3	-14.4
Cash, credit balance in bank accounts	12.2	25.6	-13.4
Net debt	**207.7**	208.7	-1.0

As of October 31, 2005, ESCADA Group's **net debt** stood at EUR 207.7 million, some EUR 1.0 million below the figure at last year's reporting date (EUR 208.7 million). This cutback in net debt was achieved despite costs of EUR 21.9 million for the new bond's issue, financing the remaining 25%-share in BiBA and the cash-outs for the completed restructuring program.

The **leverage ratio** (net debt to EBITDA) improved significantly from last years 4.4 to 3.2 as of October 31, 2005

CASH FLOW

The ESCADA Group's cash flow statement shows that operating activities generated net cash of EUR 40.5 million, which is more than three times as much as last year's total of EUR 13.0 million. This was based on higher annual earnings plus non-cash deferred tax expenditures, and significantly lower consumption of short-term provisions.

Cash used for capital expenditures in intangible assets, property, plant and equipment, and financial assets came to EUR 29.2 million (vs. EUR 31.2 million).

The repayment of bank loans and the issue of the new bond led to a cash outflow for financing activities of EUR 24.3 million. This, in turn, reduced total cash and cash equivalents in fiscal 2004/2005 by EUR 13.4 million to EUR 12.2 million.

CAPITAL EXPENDITURES

In fiscal year 2004/2005, ESCADA Group's capital expenditures for intangible assets and property, plant and equipment totaled EUR 21.5 million (vs. EUR 18.6 million) and thus remained below budget. The reason for this is that the Group-wide modernization program for own shops was moved into fiscal years 2005/2006 and 2006/2007.

At EUR 16.8 million, 78.1% of Group capital expenditure went to the ESCADA brand (vs. EUR 16.7 million). The focus of investments in the year under review was on the implementation of SAP, the showroom in Munich and maintenance of existing shops.

PRIMERA Group's capital expenditures of EUR 4.7 million (vs. EUR 2.0 million) went predominantly in the expansion of BiBA.

SEGMENT REPORT

The ESCADA Group distinguishes the business areas ESCADA and PRIMERA Group, described in the following. The business area "Others" includes the share in B.E.M. Enterprise Ltd., New York, whose business activities were sold at the end of fiscal 2003/2004.

ESCADA

Under its product lines, ESCADA Collection and ESCADA Sport, the ESCADA Group sells women's designer apparel in more than 60 countries for a wide range of events such as daytime, evening, business, leisure, sport, wellness, and couture. ESCADA Accessories round off the fashion offered with handbags, shoes and small leather goods. License partners extend the product range of the ESCADA brand to fragrances/perfume, eyewear, jewelry and kidswear.

The collections of the ESCADA brand stand for first-class materials of the best quality, highest workmanship, and ultimate wearing comfort coupled with an emphasis on color and femininity.

ESCADA is positioned in the luxury segment for women's fashion where it ranks as one of the leading international brands. It sells its products through its own stores, through franchisees, whose shops offer exclusively ESCADA products, and through selected multi-brand retailers and well-known high-end department store chains (wholesale customers), whose assortments are positioned in the upper price segment.

In fiscal year 2004/2005, ESCADA expanded its network of Company-owned shops above all outside Germany. As of October 31, 2005, ESCADA had 201 Company-owned ESCADA shops worldwide (ESCADA and ESCADA Sport), compared to 192 as of reporting date for the previous year. Of these shops, 192 (vs. 182) were located outside Germany. The 18 shop closures were compensated by 27 new openings, above all, in France, Spain, Dubai and Hong Kong. 93 of the 201 Company-owned shops were pure ESCADA Sport shops.

As of October 31, 2005, the worldwide number of franchise shops stood at 303 (vs. 282), of which 266 (vs. 250) were located abroad.

The consistently high proportion of integrated distribution plays a key role in ESCADA's distribution. This concept applies to products sold in Company-own shops or through franchisees, who offer exclusively ESCADA goods using ESCADA's own shop concept. In fiscal year 2004/2005, 69% (vs. 71%) of the brand's total sales were generated through integrated distribution.

Further expansion of the integrated distribution concept will guarantee ESCADA

- full control over the brand's presentation to increase brand value;
- quality assurance in service and distribution through permanent training of personnel in the in-house Retail Academy;
- direct and close communication with ultimate customers, allowing early identification of customer requirements and a timely feedback to the design.

In fiscal year 2004/2005, ESCADA prepared an in-depth investment program that will give Company-own shops all over the world a uniform and brand-consistent image by the end of the calendar year 2007. Various options for shop concepts were examined during the year under review. Implementation of the program will kick-off in fiscal year 2005/2006.

SOURCING AND PRODUCTION

Over the last few years ESCADA methodically rearranged the sourcing and production for the ESCADA brand to streamline and accelerate processes, lower costs and to do justice to the high quality requirements of ESCADA products. ESCADA's production capacities are in the main outsourced to partner operations in Germany, Italy, Eastern Europe and Asia, all of which are closely integrated into the product development process.

The reorganization of the sourcing and production platform led to the establishment of two competence centers. For knitwear, the subsidiary ESCADA Maglia Italia S.r.l. (EMI) was founded in the fall of 2004 with its headquarters in Reggiolo, North Italy. As of February 1, 2005, all technical and logistical processes of the knitwear production and sourcing were pooled at this subsidiary. EMI swiftly took over all development and sourcing processes. The resulting adjustments at the German headquarters in Dornach/Munich were also speedily and successfully completed. The reorganization both served to further improve and secure the high quality of products as well as increase service levels and flexibility. Relocation of knitwear to Italy simplified work processes right from the start, resulted in better in-time deliveries, improved gross margin, and additional cost cuts.

The Radgona-based production company EPAS d.o.o. in Slovenia, in which ESCADA holds a 49% share, had started operations for woven goods already on September 1, 2003. The competence center continued to develop positively during the year under review and was able to integrate two further product categories into its existing production processes. The newly founded R&D department will oversee the development of reference production processes. The research results of this development department support procedural safety for woven goods, make a vital contribution to optimizing production costs and help to secure ESCADA's high quality of products.

LOGISTICS

On September 20, 2004, ESCADA opened the newly rented premises for the brand's logistics center in Reichersberg/Austria. Operations there have been running smoothly from the outset and have met all expectations. Picking output per employee and day was increased 45% compared to the old logistics center.

COMMUNICATION AND MARKETING

The active communication maintained with the lifestyle, fashion and financial press furthers the image and standing of ESCADA and ESCADA SPORT as luxury brands. ESCADA has PR-representatives (own staff or agencies) in all key sales markets besides its central press and communication department. This ensures that the brand is uniformly presented in over 60 countries as it conveys a consistent image to well over 3,000 international journalists from the print, TV and digital media Four times a year, ESCADA present special press collections in its key sales markets. Parallel, the chief designer and the design team go out twice a year to highlight the inspirations of the new collections to journalists and editors all over the world.

Supplementing this, numerous activities such as fashion shows, events, sponsoring and "Celebrity dressing" are offered for special occasions, turning the world's biggest events into a stage for ESCADA's fashion. Featuring prominently in the last fiscal year were events held with the world-famous star soprano Anna Netrebko and the actress Catherine Zeta-Jones as well as the China Fashion Award in Shanghai, bestowing ESCADA with the prize as "Best international fashion label of the year".

Business and finance communication conveys to the capital markets and the wider public ESCADA Group's strategic positioning as globally operating luxury goods company. It provides information on current business performance, selected operative measures as well as strategic and business objectives. It stands in close and constant communication with the relevant German business and finance media and key international press agencies. ESCADA holds one annual press conference for the media at the shareholders' meeting and quarterly conference calls with the Board of Management. In fiscal 2004/2005 the Board of Management gave a number of interviews with news agencies, daily newspapers and magazines to satisfy the media's ongoing strong interest and demand for information.

During the year under review, marketing strategy consistently pursued the brand communication developed over the last few years. It employed all communication channels and gave particular emphasis on the following measures:

- **Advertisement campaign:**
  To ensure brand continuity, the advertisement campaigns Spring/Summer 2005 and Fall/Winter 2005 followed the trend set by previous campaigns. ESCACA managed to recruit Linda Evangelista as brand ambassador for the Spring/Summer 2006 advertisements.
- **Window Concept:**
  The worldwide window concept corresponded closely to the concurrent advertisement campaign and thus facilitated instantaneous identification with the advertisements.
- **Other communication channels:**
  The impression conveyed by each advertisement campaign was followed through in all communication measures, such as ESCADA's web site, catalogs, or events. This way the brand's message was presented uniformly.
- **Direct Marketing:**
  The latest catalogs, as well as invitations for presentations of the newest collections in the ESCADA shops, were regularly sent out to all customers registered in ESCADA's data base. These direct marketing activities concentrated on the USA, Germany, Austria, Italy, France and England.
- **Corporate Design:**
  In 2005 ESCADA implemented not only a new, feminine elegant packaging concept but also issued new corporate design rules, made worldwide available in the form of detailed design manuals. The aim of these rules is to define a visual presence for the brand that complies with an internationally uniform quality standard, capable of representing a global luxury brand.

Total communication expenses (excluding expenses by license partners) for the ESCADA brand came to EUR 21.2 million in the year under review, compared with EUR 21.0 million for the previous year.

BUSINESS PERFORMANCE

In fiscal year 2004/2005, ESCADA registered a positive response to its current collections and products. The ESCADA business segment recorded a 5.8% growth in sales during fiscal 2004/2005, climbing to a total of EUR 436.5 million (vs. EUR 412.7 million).

ESCADA SALES BY SEGMENT

in % (in million euros)


Others
5.3 (23.0)
ESCADA
Accessories
7.6 (33.2)
ESCADA
Sport
21.2 (92.6)
ESCADA
Collection
65.9 (287.7)
2004/2005
Total: 436.5 million euros


Others
4.1 (16.7)
ESCADA
Accessories
7.4 (30.7)
ESCADA
Sport
20.4 (84.2)
ESCADA
Collection
68.1 (281.1)
2003/2004
Total: 412.7 million euros

MANAGEMENT DISCUSSION AND ANALYSIS

The improved production and sourcing mix, swifter processes, and a higher full price sell-through rate lifted ESCADA's gross profit margin up from 65.1% to 67.2% of sales. Fiscal year 2004/2005 focused on numerous measures to push sell-through of goods in the own retail. These included further improvement of full price sell-through, increasing inventory turnover, and extending the training of shop managers and assistants. Operating earnings (EBITDA) improved by 31.5% to EUR 46.7 million. After depreciation and amortization, EBIT rose from EUR 18.0 million to EUR 31.3 million.





ESCADA COLLECTION

The ESCADA Collection constitutes the main line of the ESCADA brand. It offers women's luxury fashions for a wide variety of occasions. The product range is rounded off with fashion for events and evening occasion (ESCADA Couture).

The year under review saw emphasis given to the following measures:

- Expansion of the design and design organization
- Establishment of event apparel and category articles (coats)
- Further optimization of the product design and material processing through increased utilization of the competence center in Radgona/Slovenia

With the objective of expanding the target group, ESCADA Edition was positioned within the ESCADA Collection as independent collection for young professional women. This meant assembling a separate design team, publishing separate catalogs and adjusting to the specific market requirements (femininity and color). The collection is priced slightly below the ESCADA main line.

Sales for ESCADA Collection expanded by 2.3% in 2004/2005, from EUR 281.1 million to EUR 287.7 million. Growth was mainly fed from Eastern Europe and Russia, as well as North America. Overall, foreign revenues climbed by 3.3% from EUR 247.6 million to EUR 255.8 million. Sales in Germany came to EUR 31.9 million, which was slightly less than last year (EUR 33.5 million, -4.8%).

ESCADA COLLECTION SALES BY REGION in million euros


Germany
31.9
33.5
Other Europe
65.7
65.7
North America
105.9
103.9
Asia
54.5
53.0
Others
29.7
25.0
0
20
40
60
80
100
□ *2004/2005 = 287.7*
■ 2003/2004 = 281.1

EBITDA was enhanced by 18.6%, up from EUR 26.4 million to EUR 31.3 million.

MANAGEMENT DISCUSSION AND ANALYSIS

EBITDA PERFORMANCE ESCADA COLLECTION in million euros


EBITDA
31.3
26.4
0
5
10
15
20
25
30
□ *2004/2005*
■ 2003/2004





ESCADA SPORT

ESCADA Sport offers casual fashion for a wide variety of different lifestyle segments and occasions such as country/urban weekend or sport spirit (e.g. skiing, golfing, beach).

In the reporting year, emphasis was on the following measures:

- Adjusting delivery cycles to the changed requirements of retailers with the objective to attain capacity for monthly delivery of new goods
- Further expansion as lifestyle brand, e.g. through special assortment packages for beach and resort that include fashion as well as accessories
- Developing the visual presentation in the shops

ESCADA Sport sales for fiscal year 2004/2005 grew by 10.0% to EUR 92.6 million (vs. EUR 84.2 million). While all regions successfully raised revenue, it was particular pronounced in North America and Asia. Foreign sales were up by 11.2% from EUR 72.2 million to EUR 80.3 million Euro. In Germany revenues increased marginally from EUR 12.0 million to EUR 12.3 million (+2.5%).

ESCADA SPORT SALES BY REGION in million euros



Germany
12.3
12.0
Other Europe
40.0
37.3
North America
11.1
8.6
Asia
20.2
18.4
Others
9.0
7.9
0
10
20
30
40

□ *2004/2005 = 92.6* ■ 2003/2004 = 84.2

EBITDA for ESCADA Sport rose in the year under review from EUR 3.3 million to EUR 13.9 million.

MANAGEMENT DISCUSSION AND ANALYSIS

EBITDA PERFORMANCE ESCADA SPORT in million euros



EBITDA
13.9
3.3
0
3
6
9
12

□ *2004/2005* ■ 2003/2004


ESCADA

ESCADA ACCESSORIES

Accessories such as handbags, shoes, and small leather goods supplement the fashion apparel of ESCADA Collection and ESCADA Sport.

As business performance of this segment failed to meet expectations in the year under review, ESCADA reacted by re-organizing its management structures. A new management team will lead the Accessories business as of January 2006. To this end various measures were introduced and/or completed already in the reporting year. These included implementing quality improvement and assurance systems, bolstering design and concentrating all activities in one location (Florence). The new management team will continue and further optimize these measures. Therefore, the Accessories segment will be undergoing a consolidation phase in fiscal year 2005/2006 with first tangible results on sales and earnings to be expected in 2006/2007.

ESCADA ACCESSORIES SALES BY REGION in million euros



Germany
5.0
4.6
Other Europe
8.6
8.0
North America
8.0
8.0
Asia
6.0
5.5
Others
5.6
4.6
0
2
4
6
8

2004/2005 = 33.2 ■ 2003/2004 = 30.7

In fiscal year 2004/2005, ESCADA Accessories generated revenues of EUR 33.2 million, an 8.1 % gain on last year's figure of EUR 30.7 million. Growth was predominantly driven from business outside Germany, where sales increased from EUR 26.1 million to EUR 28.3 million. Sales in Germany came to EUR 5.0 million, slightly above last year (EUR 4.6 million).


ESCADA

ESCADA LICENSES

The licensing business performed positively in 2004/2005 with revenues generated from licenses up by nearly 34% on last year.

The cooperation with Wella (Procter & Gamble Group) for ESCADA **fragrances** proved to be especially dynamic with market presence further expanded during the reporting year.

Special attention was given to the following measures:

- Launch of the new ESCADA fragrance in the second half of 2005
- Sustained successful sale of the seasonal fragrance
- Expansion of distribution through Procter & Gamble's network
- Significant increase in marketing expenses (Point-Of-Sale, media, first TV-spots).

ESCADA now ranks as one of three top brands within Procter & Gamble's portfolio of fragrance brands.

The launch of the first **eyewear** collection, jointly developed with the new license partner De Rigo, found a successful market response. In parallel, De Rigo ensures that the distribution is not adversely affected by the change of license (e.g. price dumping). The **kidswear** license further expands ESCADA's distribution. A total of eight shop-in-shops and free stores were opened in fiscal year 2004/2005. The **jewelry** collection was successfully (re)launched at the Basle trade show. A few select flagship stores aside, this license will be distributed in future outside ESCADA's own distribution channels, above all through specialized trade. A "bridal collection" is in preparation for Basle 2006.

The Accessories and Licenses segment's EBITDA came to EUR -0.4 million after EUR 0.7 million in 2004/2003. This downturn was wholly attributable to the developments in the Accessories segment.

EBITDA PERFORMANCE ESCADA ACCESSORIES AND LICENSES in million euros


EBITDA
-0.4
0.7
-1
-0.5
0
0.5
2004/2005
2003/2004

PRIMERA GROUP

Headquartered in Munster/Westphalia PRIMERA AG is a 100% subsidiary of PRIMERA Holding GmbH, whose shares in turn are wholly held by ESCADA AG. The PRIMERA Group comprises the brands apriori, BiBA, cavita and Laurèl, all of which are positioned in the mid-priced to upper-end segment. BiBA and cavita market their products primarily in the German-speaking regions of Europe, while apriori and Laurèl are sold mainly throughout Europe and in Asia. The main companies of the PRIMERA Group and their structures are shown below:

ORGANIZATION CHART OF THE PRIMERA GROUP, INCLUDING LAURÈL


ESCADA AG
100% PRIMERA Holding GmbH
100% PRIMERA AG
Wholesale
Retail
Production/Sourcing
100% cavita fashion GmbH
100% PRIMERA Retail GmbH
100% PRIMERA Tunisie S.A.
100% apriori Textilvertriebs GmbH
100% BiBA Mode GmbH
100% PRIMERA Far East Ltd.
100% Laurèl GmbH

In 2004/2005, PRIMERA AG stocked up its share in the retail chain BiBA Mode GmbH from 75% to 100% by exercising a corresponding buy option. In September 2005, PRIMERA acquired the remaining shares from Douglas AG retroactively to January 1, 2005.

SALES AND EARNINGS PERFORMANCE OF THE PRIMERA GROUP SUB-GROUP in million euros

	2004/2005	2003/2004
Sales	211.5	205.8
EBITDA	18.1	13.3
EBIT	14.0	10.2

The PRIMERA Group managed to continue its positive performance in fiscal year 2004/2005. Revenues rose by 2.8% from EUR 205.8 million to EUR 211.5 million. After reorganization of the Laurèl business in Japan and China, the adjusted growth rate was 5.7%. Gross profit margin was up from 52.2% to 53.8%. The cost ratio (proportion of operating costs in sales), which had already been significantly lowered in the previous year, was once again cut by 0.3% to 47.0%. Operating earnings (EBITDA) improved by 36.1%, from EUR 13.3 million to EUR 18.1 million. Allowing for depreciation and amortization, EBIT was up from EUR 10.2 million to EUR 14.0 million.

BREAKDOWN OF SALES FOR THE PRIMERA GROUP SUB-GROUP in million euros

	2004/2005	2003/2004
apriori Textilvertriebs GmbH	47.0	41.5
BiBA Mode GmbH	93.6	81.9
cavita fashion GmbH	29.5	32.1
Laurèl GmbH	37.9	45.0
PRIMERA Retail GmbH	15.7	12.7
Others/Consolidation	-12.2	-7.4
Total for the sub-group PRIMERA Group	**211.5**	205.8

The **apriori Textilvertriebs GmbH** continued its upwards trend with a sales increase of 13.3%, from EUR 41.5 million to EUR 47.0 million. The launch of the newly-designed apriori Corporate Identity was accompanied by the introduction of the third shop generation, which clearly underlines the feminine presentation of the collection. The brand not only managed to win over new specialized retailers but also increased the number of apriori stores, shops, shop-in-shops, and concessions from 112 to 128. Introduction of a new partner concept lend additional assistance to the brand's successful market image. The concept utilizes the vertical know-how from rationing of own areas for selected cooperation partners. This will see apriori manage goods replenishment and assortment scheduling independently for retail, adding further professionalism to its market image. Implementation of these projects has started in Germany, Switzerland and Ireland. Along with intensified efforts in its production and distribution policy, apriori managed to augment the already high level of its operating earnings.

BiBA Mode GmbH maintained its positive momentum in 2004/2005, despite a difficult retail market environment. Sales rose sharply by 14.3% to EUR 93.6 million (vs. EUR 81.9 million). Like for like, revenue was up 1.1%. With 115 own branches, 120 concessions, and 108 vertical cooperation partners (as of October 31, 2005) BiBA ranks among Germany's larger vertical retail chains. The company continues to expand strongly in other European countries, with initial successes in Russia, Ireland and Czechia soon to be followed up in the adjoining European neighbors. Increased productivity per unit area and additional cost discipline saw BiBA improve operating earnings once more significantly on the previous year.

The producer of women's outerwear in the mid-price segment, **cavita Fashion GmbH** proved unable to shake off market developments. Though the company managed to reduce its cost base and also reaped the benefits of last year's realignment of its distribution structure toward key accounts, the specialized trade, especially in Germany, is still losing revenues. The company responded by initiating further measures to optimize the collection and modify distribution. For the year under review, sales for cavita came to EUR 29.5 million, 8.1% less than last year's figure of EUR 32.1 million.

Laurèl GmbH generated sales of EUR 37.9 million in 2004/2005. This comes very close to last year's revenue level (-0.4%), if the effects of deconsolidation of its Asian subsidiaries are allocated to last's years revenues. The export ratio came to 72% (vs. 77%). Defying market trends, revenues in Germany shot up by nearly 20%. The transfer of the own shops to PRIMERA Retail GmbH led to a significantly more professional market image and allowed Laurèl GmbH to vehemently intensify its collaboration with its franchisee and concession customers. Following its complete integration into the PRIMERA Group, Laurèl's cost basis has steadied itself on a solid competitive level. As a consequence, the good result achieved last year, improved once more substantially.

PERSONNEL REPORT

To maintain the high quality standards of its collections, ESCADA relies on a committed, qualified and productive workforce. This constitutes both premise as well as precondition for all personnel decisions at ESCADA.

Following the successful restructuring of the ESCADA Group and the implementation of the extensive efficiency improvement projects, fiscal year 2004/2005 saw ESCADA AG focus on implementing controlled target agreements. These serve as success factor for maximum performance motivation. In cooperation with the employees, the benefits of personnel management and development, performance related pay and transformation of the achievement culture were outlined to the workforce. Attention was also given that the strategic business objectives were translated down into targets for the individual business areas and departments.

ESCADA's personnel department also put great effort in promoting and planning for the next generation and securing the know-how of the different business areas. ESCADA continues to stand by its commitment to give young people a professional training. In fiscal year 2004/2005, a total of 30 employees (vs. 25) were trained in Germany in the professions Industrial Business Management Assistant, Designer for Visual Marketing, Retail Business Management Assistant, Custom Tailor and IT-Specialist. Further to these, ESCADA provided internships and industrial placements for well over 100 students and/or graduates. A number of committed employees were directly recruited out of this pool of trainees from the next generation.

The initiation of a pilot project for foreign secondment of employees constituted another element in securing know-how. The project's objective is to foster knowledge of international markets and customer demands, as well as mentalities, cultures and languages.

ESCADA's in-house Retail Academy conducted worldwide training courses in the collection and professional conduct for sales employees. Fiscal year 2004/2005 also saw the start of the worldwide purchasing study "Mystery Shopping" conducted under the auspices of the Academy in the flagship stores. Together with the German society for consumer research "GfK", the sale, customer service and presentation of merchandise were examined from which a list of requirements was drawn up for a modern and up-to-date customer service. The ensuing workshops developed both means for improvement and action plans that will facilitate consistent implementation of the findings.

The successful relocation of the knitwear production from Germany to Italy in March 2005 affected some 55 employees at ESCADA's traditional location in Dornach near Munich.

Time-tested and proven personnel management tools, such as ESCADA's appraisal interview, management workshops, introduction of new employees and mentoring were consistently continued.

Information tools and measures such as EOIS (ESCADA-online-information-system), internal knowledge forums and events fostered and promoted the employees' know-how regarding the processes, procedure and activities of the company.

As of the reporting date, October 31, 2005, the ESCADA Group employed 3,974 members of staff worldwide (vs. 3,886). The following summary shows the changes inside and outside Germany as well as in the individual segments:

EMPLOYEES BY REGIONS

	10/31/2005	10/31/2004
Germany	2,023	2,027
Outside Germany	1,951	1,859
Total	**3,974**	3,886

EMPLOYEES BY CATEGORY OF WORK

	10/31/2005	10/31/2004
Sales	2,488	2,410
Production	550	556
Design	160	152
Others	776	768
Total	**3,974**	3,886

EMPLOYEES BY BUSINESS AREA

	10/31/2005	10/31/2004
ESCADA	2,330	2,280
PRIMERA	1,644	1,606
Total	**3,974**	3,886

CHANCES AND RISK REPORT

The risks to which the ESCADA Group is exposed in its worldwide business operations require systematic monitoring and control. To this end, ESCADA AG has installed a Group-wide risk management system for the detection, evaluation and control of risks. Taking account of the changes required under the German Accounting Reform Act, the fourth quarter of fiscal 2004/2005 saw the introduction of the Group-wide assessment of chances by the same systematic. As far as the subsidiary distribution companies are concerned, registration of the chances focuses on their growth potential with detailed information added on the regions, sales channels and product lines. All other potential chances are centrally recorded at ESCADA AG. The controlled handling of chances and risks will enable management to safeguard the Group's net worth, financial standing and earnings situation as it will enable exploitation of earning potentials.

Each quarter all the individual Group companies prepare the chances and risk reports according to the following criteria:

- Identification of a chance/risk
- Quantification of volume
- Probability
- Influence potential
- Measures

Following further discussion by ESCADA AG, the risk officer summarizes these reports for the whole Group and regularly submits his reports to the Board of Management and Supervisory Board.

Pursuant to the systematic division of chances and risks, the following principal chances and risk areas have been defined:

- Business sector
- Sales and procurement markets
- Laws
- Brand
- Products
- Business operations

- Personnel
- Finance and controlling
- Legal

The ESCADA Group currently faces the following key internal and external chances and risks:

GENERAL ECONOMIC CHANCES AND RISKS

With the successful completion of the restructuring program in fiscal 2003/2004, the ESCADA Group is endowed with a significantly improved fixed cost structure that allows it to respond swiftly and flexibly to changes in the individual markets. While long-term economic changes hold chances and risks in equal measure, the effects of international crises can trigger immediate and unpredictable shortfalls and risks.

BUSINESS SECTOR CHANCES AND RISKS

For years already, the luxury goods market is undergoing a progressive process of consolidation. ESCADA's size and market position have allowed it to operate independently as a strong brand in the women's outerwear sector. Over the last business year it successfully expanded its position. Already in 2000, GfK's market study confirmed the strength of the ESCADA fashion brand, which enjoyed an exceptionally high degree of customer loyalty in the key markets in Europe and North America. Through the acquisition of the remaining shares in BiBA Mode GmbH, the PRIMERA Group with its labels, apriori, BiBA, cavita and Laurèl managed to expand its market position in the mid-priced to upper-end still further. Here the chances lie in sustained profitable growth, for example through the ongoing and consistent extension of the product range within the segments Fashion, Accessories, and Licenses. Distribution structures that are regionally balanced between retail, franchise and multi-label stores enhance the sales opportunities.

OPERATING CHANCES AND RISKS

Continuity of the high quality level of ESCADA products requires equally high standards for textiles, processing techniques and logistic processes. Over the past 25 years, ESCADA has built up a high level of know-how in design, styles and processing techniques. To avoid value-added risks, ESCADA established comprehensive basic principles and process requirements for product and quality management. With its own logistics and production operations it constantly refines and adds to its already strong capabilities in production methods and logistical procedures. The PRIMERA Group is equipped with its own platform for procurement, production and logistics, independently of ESCADA.

Chances exist in continued process optimization of the complex procedures required for efficiency gains, transparency and quality as well as increasing the sell-through ratio in the individual regions.

PERSONNEL CHANCES AND RISKS

The success of ESCADA Group rests on our employees' great dedication. It remains an everlasting challenge to win over and retain a qualified team of skilled staff and managers. To this end, ESCADA has developed focused programs for integration and employee profit sharing, attractive systems of remuneration, and both in-house and outside programs for further education and professional qualification.

The ESCADA Retail Academy offers training in our collections to promote the employees' knowledge and appropriate treatment of ESCADA products.

The managers' direct participation in the company's success through various incentive programs strengthens their identification with the ESCADA Group.

LEGAL RISKS

Adequate provisions are formed continually to cover legal risks.

FINANCIAL AND BALANCE SHEET CHANCES AND RISKS

The financial chances and risks are mainly the result of price changes in exchange and interest rates, fluctuations in liquidity and cash flow caused by revenue changes, and changes in credit standing.

Because of ESCADA AG's high proportion of international business, foreign-exchange risk is hedged centrally by ESCADA AG. It invoices its foreign distribution companies in the currencies USD, CAD, HKD, AUD, GBP and JPY. These invoices in turn are based on calculations, which were hedged prior to price fixing according to predefined guidelines. This way, foreign-exchange risks are minimized, only those exchange-rate risks that can be calculated are taken out, and a reliable calculation basis is guaranteed. This centralized organization offers the advantage of constant overview of the exposure as a whole, and the ability to offset internally opposing currency flows. Foreign-exchange forwards and options are contracted with selected banks to hedge net exposures. Receivables, loans, liabilities as well as future cash flows are hedged. Both, ESCADA as well as the PRIMERA Group valuate their hedging transactions at fair value. This fair value is determined per reporting date for each hedging transaction by listing the contractual forward rate against the forward rate of the hedging transaction with the same duration.

For its interest bearing liabilities, ESCADA AG signed interest-rate swap contracts to hedge interest-rate risks.

To safeguard liquidity and monitor cash flows, both, financial planning and financing of the ESCADA Group, are centrally administered by ESCADA AG. Centralization of the Group's financing means that any surplus and requirement in liquidity can be optimized within the ESCADA Group. ESCADA AG operates bank lines and uses the opportunities of the capital markets for placing securities for financing. In March 2005, it issued a EUR 200 million bond with a term of seven years and a nominal annual interest rate of 7.50%. The funds received were used to repay in full a syndicated bank loan. Parallel, a new syndicated credit line was agreed over EUR 90 million with a term until the end of 2008. The measures taken in the past fiscal year safeguard ESCADA Group's liquidity requirements for the long term.

To reduce the credit rating risk of external debtors, an in-house system of limits and risk classes monitors credit terms and the sums of open accounts receivable.

EUR 55.3 million in deferred tax credits comprises anticipated future tax savings from accumulated losses brought forward. Assuming tax legislation to remain unchanged, current business projections indicate that deferred tax credits on losses carried forward can be applied in full within the projection period.

FINANCIAL MARKET COMMUNICATION AND RATING

Open and transparent communication with investors, banks and rating agencies is crucial to gain successful access to the capital markets. In spring 2005, ESCADA AG therefore commissioned the two leading rating agencies Moody's and Standard & Poor's to compile a rating. ESCADA AG was rated:

- Moody's: B2/Positive
- Standard & Poor's: BB-/Stable

EVENTS SUBSEQUENT TO THE REPORTING DATE

On November 30, 2005 ESCADA AG reported that Dr. Georg Kellinghusen will leave the Board of Management as of December 31, 2005. The Supervisory Board appointed Mr. Markus Schürholz effective January 1, 2006 as new member of the Board of Management with responsibility for finances, controlling and investor relations.

Mr. Wolfgang Ley will leave the company as CEO on January 31, 2006. He will continue to consult the ESCADA Group as Creative Chairman. As already reported on September 19, 2005, the Supervisory Board appointed Mr. Frank Rheinboldt, CEO of PRIMERA AG, to become new CEO of ESCADA AG effective February 1, 2006.

OUTLOOK/FORECAST REPORT

In fiscal year 2005/2006, ESCADA Group will focus particularly on the following measures:

- The worldwide network of ESCADA shops will be upgraded in a three-tier program to provide the shops with a uniform, harmonious and modern image. The modernization program is scheduled for completion by the first half of fiscal year 2006/2007.
- The continuation of process optimizations - from sampling through to delivery of finished ESCADA goods - offers further chances to increase efficiency and earnings, and with it improve gross profit margin. These optimizations furthermore serve to secure and advance the high quality of products.
- The PRIMERA Group will focus on maintaining the cost level attained whilst continuing to press on with the expansion. Capital expenditures in infrastructure will safeguard growth. The increasing importance of the vertical retail will be borne out by the distribution of capital expenditures. Activities over the coming year will focus on the European expansion of BiBA as well as the ongoing development and strengthening of the brands.

The Board of Management's outlook for the current fiscal year 2005/2006 is optimistic. On the basis of continued positive and - compared with last year - significantly higher level of incoming orders, plus the growth measures introduced, ESCADA not only seeks to expand Group sales further but will also strive to achieve an increase in the Group's EBITDA. In the absence of unforeseen negative events and provided that the business conditions for women's luxury fashion will not worsen significantly, the Board of Management can see the chance that ESCADA Group will continue its course of profitable growth also in the coming year.

Aschheim, January 31, 2006
The Board of Management

ESCADA – A WORLD OF FASHION.



NORTH AMERICA
140
EUROPE
309
SOUTH AMERICA
7

NORTH AMERICA **Canada** Edmonton Montreal Ontario Quebec Toronto Vancouver **USA** Atlanta Bal Harbour Beachwood Beverly Hills Birmingham Boca Raton Boston Brooklyn Chapel Hill Chevy Chase Chicago Cincinnati Coral Gables Costa Mesa Dadeland Dallas Del Ray Beach Denver East Grand Rapids Fort Lauderdale Ft. Worth Garden City Greenwich Gross Pointe Hawaii/Honolulu Haddonfield Houston Indianapolis Jackson Kansas City King of Prussia La Jolla Laerdo Las Vegas Lancaster Los Angeles Little Rock Magnolia Manhasset McAllen McLean Midland Milwaukee Minneapolis Nashville Naples New Orleans Newport Beach New York Northbrook Oakbrook Omaha Orlando Palm Beach Palm Desert Palo Alto Paramus Pensacola Paramus Phoenix Pittsburgh Plano Portland Pikesville Rochester Sacramento San Antonio San Diego San Jose San Francisco Sarasota Scottsdale Seattle Short Hills St. Louis Tampa Troy Tulsa Vero Beach Washington Westchester Westport Winston Salem Williamsburg Columbus Highland Park **SOUTH AMERICA** **Argentina** Buenos Aires **Mexico** Mexico City Cancun **EUROPE** **Germany** Aachen Baden-Baden Berlin Bonn Dortmund Düsseldorf Frankfurt Freiburg Hamburg Hanover Kassel Cologne Munich Münster Nuremberg Rottach Saarbrücken Kampen/Sylt Stuttgart Ulm Wiesbaden **Belgium** Antwerp Brussels Knokke Mechelen Hasselt Bulgaria Sofia Varna **England** Bramhall Cheshire London **France** Aix en Provence Bordeaux Cannes Le Chesney Parly II Lille Lyon Megève Metz Monte Carlo Nancy Nantes Nice Paris Rouen


ASIA
134
MIDDLE EAST
23
AUSTRALIA
6

CONSOLIDATED FINANCIAL STATEMENTS

Strasbourg Toulon Tours Vélizy **Greece** Athens Rhodes Thessalonica **Italy** Florence Milan Naples
Ireland Dublin **Yugoslavia** Belgrade **Kazakhstan** Almaty **Croatia** Dubrovnik Zagreb **Lithuania**
Palanga **Luxembourg** Esch sur Alzette **Netherlands** Den Haag Laren Rotterdam Sluis **Austria** Graz
Salzburg Velden Vienna **Poland** Warsaw **Portugal** Lisbon Porto **Romania** Bucharest **Russia**
N. Nowgorod Rostov-on-Don St. Petersburg Samara Yekaterinburg **Slovenia** Ljubljana **Scotland**
Gleneagles **Turkey** Ankara Antalya Istanbul **Czechia** Prague Karlovy Vary **Hungary**
Ukraine Kiev Odessa **Cyprus** Nicosia Limassol **MIDDLE EAST** **Bahrain** Bahrain **Israel** Tel Aviv
Saudi Arabia Riad **Jordan** Amman **Kuwait** Kuwait **Lebanon** Beirut **Qatar** Doha **Tunisia** Tunis
Abu Dhabi Abu Dhabi **Dubai** Dubai **ASIA** **China** Beijing Changchun Changsha Chengdu Chongqing
Fuzhou Guangzhou Hangzhou Harbin Kunming Macau Nanjing Qingdao Shanghai
Shenyang Shenzhen Taiyuan Wenzhou Wuhan Wuxi Xian Xiamen Zhuhai **Hong Kong** Hong Kong **Japan**
Chiba Fukuoka Hiroshima Kobe Kumamoto Kyoto Nagoya Okayama Seibu Sendai Tokyo
Utsunomiya Yokohama **Korea** Seoul Incheon Kwangju Pusan Sungnam Taegu Ulsan **Malaysia**
Philippines Makati Manila **Singapore** Singapore **Taiwan** Taipei Taichung Tainan
Thailand Bangkok **Vietnam** Ho Chi Minh **AUSTRALIA** Melbourne Main Beach Sydney

ESCADA GROUP CONSOLIDATED BALANCE SHEET
AS OF OCTOBER, 31, 2005

in thousand euros

			10/31/2005		
ASSETS	Notes	Group	ESCADA	PRIMERA	Others
Noncurrent assets					
Intangible assets	(12)	42,870	31,743	11,127	0
Property, plant and equipment	(13)	73,473	48,836	24,637	0
Financial assets	(14)	10,940	10,712	228	0
Deferred tax credits	(15)	80,530	72,589	7,941	0
Total noncurrent assets		**207,813**	**163,880**	**43,933**	**0**
Current assets					
Inventories	(16)	125,509	109,371	16,138	0
Trade accounts receivable	(17)	56,687	42,917	13,768	2
Other current assets	(18)	28,515	20,257	2,669	5,589
Tax credits	(19)	2,675	2,589	86	0
Cash and cash equivalents	(20)	12,222	9,864	1,486	872
Total current assets		**225,608**	**184,998**	**34,147**	**6,463**
Total assets		**433,421**			
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Shareholders' equity	(21)	99,467			
Minority interests	(22)	-463			
Total shareholders' equity		**99,004**			
Noncurrent liabilities					
Bonds	(23)	194,399	194,399	0	0
Long-term financial liabilities	(24)	5,157	5,157	0	0
Other long-term liabilities	(25)	8,995	1,060	7,935	0
Long-term provisions and accrued liabilities	(26)	7,335	6,954	381	0
Deferred tax liabilities	(27)	7,246	4,656	2,590	0
Total noncurrent liabilities		**223,132**	**212,226**	**10,906**	**0**
Current liabilities					
Short-term financial liabilities	(24)	13,698	4,585	9,113	0
Other short-term liabilities	(25)	19,412	14,209	5,203	0
Short-term provisions and accrued liabilities	(26)	36,908	26,716	10,170	22
Trade accounts payable	(28)	39,167	32,617	6,517	33
Tax liabilities	(29)	2,100	2,086	14	0
Total current liabilities		**111,285**	**80,213**	**31,017**	**55**
Total liabilities and shareholders' equity		**433,421**			

ESCADA GROUP CONSOLIDATED BALANCE SHEET
AS OF OCTOBER, 31, 2004

in thousand euros

		10/31/2004			
ASSETS	Notes	Group	ESCADA	PRIMERA	Others
Noncurrent assets					
Intangible assets	(12)	35,882	30,904	4,978	0
Property, plant and equipment	(13)	73,385	48,283	25,102	0
Financial assets	(14)	8,902	8,692	210	0
Deferred tax credits	(15)	85,280	72,359	12,921	0
Total noncurrent assets		203,449	160,238	43,211	0
Current assets					
Inventories	(16)	124,784	106,367	18,082	335
Trade accounts receivable	(17)	57,371	39,383	17,623	365
Other current assets	(18)	35,178	25,116	3,271	6,791
Tax credits	(19)	5,663	2,428	3,235	0
Cash and cash equivalents	(20)	25,553	12,529	12,963	61
Total current assets		248,549	185,823	55,174	7,552
Total assets		451,998			

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	Group	ESCADA	PRIMERA	Others
Shareholders' equity					
Shareholders' equity	(21)	88,146			
Minority interests	(22)	632			
Total shareholders' equity		88,778			
Noncurrent liabilities					
Bonds	(23)	2,330	2,330	0	0
Long-term financial liabilities	(24)	202,395	175,104	27,291	0
Other long-term liabilities	(25)	10,489	912	9,577	0
Long-term provisions and accrued liabilities	(26)	7,888	7,557	331	0
Deferred tax liabilities	(27)	5,515	2,418	3,097	0
Total noncurrent liabilities		228,617	188,321	40,296	0
Current liabilities					
Short-term financial liabilities	(24)	31,913	31,235	678	0
Other short-term liabilities	(25)	19,412	14,593	4,759	60
Short-term provisions and accrued liabilities	(26)	39,179	26,797	11,745	637
Trade accounts payable	(28)	40,731	31,829	8,863	39
Tax liabilities	(29)	3,368	3,275	93	0
Total current liabilities		134,603	107,729	26,138	736
Total liabilities and shareholders' equity		451,998			

ESCADA GROUP CONSOLIDATED INCOME STATEMENT

NOVEMBER 1, 2004 - OCTOBER 31, 2005

in thousand euros

		2004/2005			
	Notes	Group	ESCADA	PRIMERA	Others
Sales	(30)	**648,566**	**436,523**	**211,502**	**541**
Changes in finished goods and work in progress		612	661	109	-158
Cost of materials		241,684	143,745	97,934	5
Gross profit		**407,494**	**293,439**	**113,677**	**378**
Personnel expenses	(31)	145,268	96,121	49,091	56
Other operating expenses	(32)	227,152	176,986	50,166	0
Other operating income	(33)	30,039	26,362	3,670	7
EBITDA		**65,113**	**46,694**	**18,090**	**329**
Depreciation and amortization	(34)	19,547	15,397	4,150	0
EBIT (before restructuring)		**45,566**	**31,297**	**13,940**	**329**
Restructuring and one-time expenses	(35)	0	0	0	0
EBIT (after restructuring)		**45,566**	**31,297**	**13,940**	**329**
Net financial expense	(36)	-16,359	-14,580	-2,020	241
Profit/loss before taxes		**29,207**	**16,717**	**11,920**	**570**
Taxes on income	(37)	15,068	8,793	6,275	0
Profit/loss after taxes		**14,139**	**7,924**	**5,645**	**570**
Minority interests		489	-113	602	0
Consolidated profit/loss		**13,650**	**8,037**	**5,043**	**570**

EARNINGS PER SHARE

	2004/2005	2003/2004
Undiluted earnings per share (in euros)	0,83	0,24
Fully diluted earnings per share (in euros)	0,82	not applicable

There was no dilution in fiscal 2003/2004.

ESCADA GROUP CONSOLIDATED INCOME STATEMENT
NOVEMBER 1, 2003 - OCTOBER 31, 2004

in thousand euros

		2003/2004			
	Notes	Group	ESCADA	PRIMERA	Others
Sales	(30)	625,455	412,730	205,790	6,935
Changes in finished goods and work in progress		-5,685	-424	-4,601	-660
Cost of materials		241,013	143,504	93,717	3,792
Gross profit		378,757	268,802	107,472	2,483
Personnel expenses	(31)	148,146	98,971	47,283	1,892
Other operating expenses	(32)	208,729	155,850	50,164	2,715
Other operating income	(33)	25,438	21,552	3,300	586
EBITDA		47,320	35,533	13,325	-1,538
Depreciation and amortization	(34)	22,105	17,520	4,585	0
EBIT (before restructuring)		25,215	18,013	8,740	-1,538
Restructuring and one-time expenses	(35)	5,394	675	-1,426	6,145
EBIT (after restructuring)		19,821	17,338	10,166	-7,683
Net financial expense	(36)	-13,347	-11,359	-1,088	-900
Profit/loss before taxes		6,474	5,979	9,078	-8,583
Taxes on income	(37)	1,978	2,698	-720	0
Profit/loss after taxes		4,496	3,281	9,798	-8,583
Minority interests		654	-26	680	0
Consolidated profit/loss		3,842	3,307	9,118	-8,583

ESCADA GROUP STATEMENT OF CHANGES IN EQUITY
NOVEMBER 1, 2004 - OCTOBER 31, 2005

	Issued capital	Additional paid-in capital	Legal reserves
Balance on October 31, 2003	**75,870**	**7,391**	**760**
Profit 2003/2004			
Capital increase	8,422	8,027	
Transfer to earnings reserves			13
Withdrawal from capital reserves		- 1,450	
Change in scope of consolidation/Minority interests			
Foreign currency translation differences			
Other capital			
Balance on October 31, 2004	**84,292**	**13,968**	**773**
Profit 2004/2005			
Capital increase	2	2	
Transfer to reserves for stock options		120	
Transfer to earnings reserves			13
Minority interests			
Foreign currency translation differences			
Other capital			
Balance on October 31, 2005	**84,294**	**14,090**	**786**

in thousand euros

Other earnings reserves	Retained earnings	Foreign currency translation differences	Other capital	Minority interests	Total
6,189	**-9,178**	**-11,241**	**3,202**	**1,304**	**74,297**
	3,842			654	4,496
					16,449
1,863	-1,876				0
	1,450				0
				-1,323	-1,323
		-2,646		-3	-2,649
			-2,492		-2,492
8,052	**-5,762**	**-13,887**	**710**	**632**	**88,778**
	13,650			489	14,139
					4
					120
1,350	-1,363				0
				-1,604	-1,604
		-252		20	-232
			-2,201		-2,201
9,402	**6,525**	**-14,139**	**-1,491**	**-463**	**99,004**

ESCADA GROUP CASH FLOW STATEMENT

in thousand euros

	2004/2005	2003/2004
Consolidated profit/loss before minority interests	14,139	4,496
Depreciation and amortization of noncurrent assets	19,547	22,105
Write-ups of noncurrent assets	-386	-249
Decrease (-)/increase (+) in long-term provisions	-233	143
Other noncash expenses (+)/income (-)	8,168	-1,309
Total cash flow	**41,235**	**25,186**
Decrease (-) in short-term provisions	-3,955	-12,116
Loss (+) on disposal of noncurrent assets	1,036	501
Decrease (+) in inventories, trade accounts receivable and other assets	6,481	4,431
Decrease (-) in trade accounts payable and other liabilities	-4,326	-5,051
Cash provided by operating activities	**40,471**	**12,951**
Payments received from disposals of noncurrent assets (residual value of the assets plus gains and less losses from disposal)	745	2,193
Capital expenditures for intangible assets	-5,743	-4,747
Capital expenditures for property, plant and equipment	-15,801	-13,884
Payments for new shares in fully consolidated companies	-7,518	-15,428
Other payments (-)/payments received (+) for financial investments	-893	1,100
Payments for equity investments	-120	-380
Payments received for disposals of equity investments	213	0
Payments for the acquisition of securities	-75	-93
Cash used in investing activities	**-29,192**	**-31,239**
Issue (+)/repayment (-) of bonds	191,393	-100,000
Repayment of (-)/proceeds from (+) borrowings	-215,644	129,910
Cash used in/provided by financing activities	**-24,251**	**29,910**
Changes in cash and equivalents affecting payments	-12,972	11,622
Effect of exchange rate changes on cash and equivalents	-359	-486
Cash and cash equivalents at beginning of period	25,553	14,417
Cash and cash equivalents at end of period	**12,222**	**25,553**

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(1) GENERAL INFORMATION

ESCADA Aktiengesellschaft (also called ESCADA AG below), a stock corporation under German law, is the parent company of the ESCADA Group.

ESCADA AG is listed in the Commercial Register of Munich Local Court, under HRB No. 74942.

The ESCADA Group's business operations focus on the design, manufacture and sale of apparel, knit goods and textile goods of all kinds, leather goods, handbags, fashion accessories, fragrances and cosmetics.

The reporting date for the consolidated balance sheet of ESCADA AG is October 31, 2005. The consolidated income statement, statement of changes in equity, cash flow statement, notes to the consolidated financial statements (including segment report), and management's discussion and analysis cover the period from November 1, 2004, to October 31, 2005.

The consolidated balance sheet, consolidated income statement, statement of changes in equity, cash flow statement and segment report are shown in thousands of euros. Figures in the management discussion and analysis are shown in millions of euros.

To provide a more accurate view of the Company's net worth, financial position and earrings, the balance sheet, income statement and segment report have been divided into three business areas: ESCADA, PRIMERA, and Others. The "Others" business area comprises activities that are not directly allocated to either ESCADA or PRIMERA.

A number of balance sheet items were reclassified. For better comparability, the previous year's figures were adjusted in accordance with IAS 1.

To achieve a marketable valuation of financial instruments (note 41), the valuation method was changed in fiscal 2004/2005 in accordance with IAS 8. An adjustment of previous year figures was not possible due to economic reasons.

(2) APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements of ESCADA AG as of October 31, 2005, were prepared in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) of the International Accounting Standards Board (IASB), with due acknowledgement of the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements include the following material deviations from German law in regard to principles governing recognition, valuation and consolidation, as well as reporting rules:

- Organization of the balance sheet by current and noncurrent items (IAS 1);
- Differences in the recognition of deferred taxes (IAS 12);
- Differences in the attribution of beneficial ownership for finance leases (IAS 17);
- Monetary accounts receivable and liabilities are converted at the exchange rate as of the reporting date (IAS 21);
- Derivative financial instruments are stated at fair value in accordance with IAS 39;
- Goodwill subsequent to the time of acquisition has voluntarily been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004.

(3) COMPLIANCE WITH REQUIREMENTS FOR EXEMPTION FROM DUTY TO PREPARE CONSOLIDATED FINANCIAL STATEMENTS UNDER SEC. 292A OF THE GERMAN COMMERCIAL CODE

Under Sec. 292a of the German Commercial Code, and in connection with Sec. 58 paragraph 2, p.4 of the Introduction to the German Commercial Code, the Company is exempt from the duty to prepare consolidated financial statements on the basis of German accounting procedures. The Company has met the following requirements for this exemption:

- It has complied with the requirements of the German Commercial Code (Secs. 290, 295, 296) regarding the scope of consolidation.
- The consolidated financial statements of ESCADA AG as of October 31, 2005, were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB). The informative value of IAS consolidated financial statements can be considered equal to that of consolidated financial statements prepared under the requirements of the German Commercial Code. Additionally, a consolidated management discussion and analysis has also been prepared in compliance with Sec. 315 of the German Commercial Code.
- The exempting consolidated financial statements are consistent with the pertinent requirements of the Fourth and Seventh Directives of the European Union. This opinion was reached in accordance with German Accounting Standards (DRS 1) as established by the German Accounting Standards Committee (DRSC e.V.).
- Deviations from German law in regard to reporting, valuation and consolidation principles are explained under Item (2).
- The employed accounting principles are explained in the notes to the consolidated financial statements.
- The exempting documents have been examined by the independent auditor, who has confirmed that they meet the requirements for exemption.

These prerequisites were assessed in accordance with German Accounting Standard No. 1 (DRS 1) as established by the German Accounting Standards Committee.

(4) SCOPE OF CONSOLIDATION

In addition to the parent company, ESCADA AG, the consolidated Group in the consolidated financial statements comprises 38 fully consolidated companies.

	Nominal capital in thousands	Currency	Share belonging to Group in %
ESCADA Munich			
Europe			
ESCADA (U.K.) Limited, London, United Kingdom	100	GBP	100.0
ESCADA France S.A.R.L., Paris, France	10,622	EUR	100.0
ESCADA DEVELOPMENT S.A.R.L., Paris, France	3,049	EUR	100.0
ESCADA Monte Carlo S.A.M., Monte Carlo, Monaco	1,500	EUR	100.0
ESCADA Maglia Italia S.r.l., Reggiolo, Italy	10	EUR	100.0
ESCADA Italia S.r.l., Rome, Italy	3,640	EUR	100.0
Grupo ESCADA España S.A., Manresa, Spain	1,505	EUR	100.0
Proyecto Empresarial Invitio S.L., Manresa, Spain	3	EUR	100.0
ESCADA Textilien-Vertriebsgesellschaft m.b.H., Salzburg, Austria	36	EUR	100.0
ESCADA Holding B.V., Amsterdam, Netherlands	136	EUR	100.0
ESCADA Sweden Retail AB, Stockholm, Sweden	250	SEK	100.0
ESCADA d.o.o., Zagreb, Croatia	20	HRK	100.0
ESCADA Logistik GmbH, Reichersberg, Austria	70	EUR	100.0
ELOS-ESCADA logistika in servis d.o.o., Gornja Radgona, Slovenia	2,100	SIT	100.0
Germany			
PRIMERA Damenkleiderfabrik GmbH, Aschheim/Munich	26	EUR	100.0
Clasen-Beteiligungs GmbH, Berlin	793	EUR	100.0
ESCADA Textilvertrieb GmbH, Aschheim/Munich	26	EUR	100.0

		Nominal capital in thousands	Currency	Share belonging to Group in %
North America				
ESCADA (USA) Inc., New York, USA	Common stock	2,000	USD	100.0
	Preferred stock	2,700	USD	100.0
B.E.M. Enterprise Ltd., New York, USA		0.1	USD	80.0
ESCADA CANADA Inc., Toronto, Canada	Common stock	3,120	CAD	90.0
	Preferred stock	2,980	CAD	100.0
Asia				
ESCADA Korea Limited, Seoul, Korea		372,000	KRW	100.0
ESCADA (Asia) Ltd., Hong Kong, China		526	HKD	100.0
ESCADA Retails (HK) Limited, Hong Kong, China		8,000	HKD	100.0
PRIMERA (Asia) Ltd., Hong Kong, China		500	HKD	100.0
ESCADA Japan Co., Ltd., Tokyo, Japan		480,000	YEN	100.0
Green Horse Co., Ltd., Tokyo, Japan		10,000	YEN	100.0
PRIMERA MÜNSTER				
Germany				
PRIMERA Holding GmbH, Aschheim/Munich		51	EUR	100.0
PRIMERA AG, Münster		2,556	EUR	100.0
cavita fashion GmbH, Münster		3,042	EUR	100.0
apriori Textilvertriebs GmbH, Münster		2,045	EUR	100.0
PRIMERA Retail GmbH, Münster		511	EUR	100.0
BiBA Mode GmbH, Duisburg		1,534	EUR	100.0
BiBA GmbH, Duisburg		128	EUR	100.0
Laurèl GmbH, Aschheim/Munich		2,000	EUR	100.0
Outside Germany				
Laurèl China Limited, Hong Kong, China		4,000	HKD	100.0
„Schneberger" Ges.m.b.H., Stadl-Paura, Austria		36	EUR	100.0
PRIMERA Tunisie S.A., Ez-Zahara, Tunisia		670	TND	100.0
PRIMERA (Far East) Limited, Hong Kong, China		100	HKD	100.0

ELOS-ESCADA logistika in servis d.o.o., Gornja Radgona, Slovenia, is consolidated for the first time.

This company is wholly owned, and was acquired in full by founding. There was no goodwill involved.

Its consolidation had no influence on the net worth, financial position and earnings of the ESCADA Group.

Furthermore, the remaining shares of other partners in BiBA Mode GmbH, Duisburg, Germany, amounting to 25.0% of the already fully consolidated company, were acquired as of September 19, 2005. The application of the purchase method yielded a positive difference which is reported as goodwill under intangible assets.

The following companies were not included in the consolidated financial statements because of their immateriality, specifically because their business operations are minimal or suspended, or they have ceased operations entirely:

- ES-KÖ Mode GmbH i.L., Düsseldorf
- Mademoiselle-Mode GmbH, Duisburg
- EPA S.r.l., Florence, Italy
- ELC Handels- und Produktionsges.m.b.H., Budapest, Hungary
- ELC spol. s.r.l., Prague, Czech Republic
- ESCADA Hawaii Inc. i.L., Hawaii, USA
- Madrid Laurèl S.A. i.L., Madrid, Spain
- Second Season Designer Fashion Handels-GmbH, Aschheim/Munich

(5) EQUITY INVESTMENTS

The ESCADA Group holds equity investments of 5.1% in Clasen GmbH & Co KG, of Berlin; and 5.1% in Herbert Clasen GmbH, of Berlin. ESCADA AG holds 0.2% of ESCADA-Shop-Handels Ges.m.b.H., of Vienna, Austria. For lack of material influence the equity interests in Schustermann und Borenstein GmbH (40%) and ESCADA Shop Frankfurt GmbH (25%) are not consolidated at equity by the ESCADA Group.

(6) INTERESTS IN ASSOCIATED COMPANIES

The Company's interest in EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (49%), is included at equity in the consolidated financial statements.

Because of their immateriality, ESCADA's equity interests in ESCADA GENEVE S.A., of Geneva, Switzerland (50%), and in E.J. Co., Ltd. i.L., of Osaka, Japan (45% of common stock) are not consolidated at equity.

(7) REPORTING DATE FOR CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statements are prepared as of October 31, 2005, the reporting date for the fiscal year of the Group's parent company, ESCADA AG. This reporting date for the consolidated financial statements is identical to the reporting dates for the balance sheets of the companies included in these financial statements, with the exception of EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (Dec. 31). This company is recognized by way of an interim financial statement at October 31, 2005.

(8) CONSOLIDATION PROCEDURES

Capital consolidation

Capital was consolidated by the purchase method (IFRS 3), offsetting the carrying values of equity interests against the value of the subsidiaries' net assets as of the time of their acquisition.

Debt consolidation

Accounts receivable and liabilities among companies included in the consolidated financial statements are eliminated by debt consolidation.

Consolidation of income and expenses

Intra-Group revenues have been eliminated, as have income and expenses among the companies included in the consolidated financial statements.

Elimination of intra-Group gains and losses

Unrealized profits generated by intra-Group supply relationships and contained in the inventories of the included companies as of the reporting date have been eliminated.

(9) FOREIGN CURRENCY TRANSLATION PRINCIPLES

Reporting currency

The balance sheet and income statement have been prepared in euros.

Foreign currency translation for consolidated subsidiaries

In keeping with IAS 21, the balance sheet items for foreign subsidiaries have been converted at the mid rates as of the reporting date, October 31, 2005. The average exchange rates for the fiscal year are used in converting items for the income statement. Any resulting currency conversion differences are reported as foreign currency translation differences under shareholders' equity in the consolidated balance sheet, with no net effect on the income statement.

If currency conversion differences result from a capital consolidation, they are reported as foreign currency translation differences under the item for shareholders' equity in the balance sheet. They have no net effect on the income statement.

PRICE OF 1 EURO

	Rate as of reporting date **10/31/2005**	10/31/2004	Average rate **2004/2005**	2003/2004
USD	1.2042	1.2757	1.2658	1.2268
CAD	1.4141	1.5545	1.5378	1.6122
GBP	0.6775	0.6962	0.6862	0.6798
AUD	1.6042	1.7060	1.6480	1.6814
TND	1.6128	1.5763	1.6128	1.5336
MYR	4.5515	4.7900	4.7777	4.6341
HKD	9.3260	9.9385	9.8462	9.5576
CHF	1.5458	1.5304	1.5436	1.5484
MAD	10.9600	11.0900	11.0575	11.0075
SEK	9.5450	9.0600	9.2172	9.1424
DKK	7.4626	7.4330	7.4487	7.4405
HRK	7.3809	7.4796	7.4313	7.4947
JPY	139.6900	135.1500	136.6280	132.9900
KRW	1,254.0000	1,427.4900	1,298.5510	1,426.3558

(10) REPORTING AND VALUATION METHODS

General information

The consolidated financial statements of ESCADA AG as of October 31, 2005, were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), with due acknowledgement of the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The annual financial statements of the companies included in the consolidated financial statements were essentially prepared using the parent company's reporting and valuation methods, which are explained below.

Intangible assets

Intangible assets acquired for consideration are capitalized at their acquisition cost. Scheduled depreciation is taken on a straight-line basis over their expected useful life of three to six years. Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004. If necessary, items have been written down to their lower fair value.

Property, plant and equipment

In compliance with IAS 16, property, plant and equipment are valued at the cost of acquisition or production, as applicable. Noncurrent assets subject to wear and tear undergo scheduled depreciation on a straight-line basis over their expected useful life. Low-value assets are fully depreciated in the year of their acquisition. Where necessary, items have been written down to their lower fair value. The following useful lives are applied as a basis for depreciation:

- Buildings 20-30 years
- Plant and machinery 3-10 years
- Other fixtures & fittings, tools and equipment 3-10 years

Maintenance expenses are treated as expenses for the period.

For lease contracts in which the Group is the lessee, beneficial ownership of the leased property is attributed to the lessee in compliance with IAS 17 if the lessee essentially bears all risks and opportunities associated with ownership (finance leases). The methods of depreciation and useful lives are equivalent to those of comparable owned assets. These items are normally capitalized at acquisition cost as of the signing date of the lease agreement. The corresponding lease obligations are reported under other liabilities. The interest component of lease obligations is reported in the income statement for the duration of the lease. If beneficial ownership under a lease remains with the lessor (operating leases), the leased items are reported by the lessor. The associated lease expenses are reported in full as an expense.

Financial assets

Financial investments are normally reported at acquisition cost. If necessary, items are written down to their lower fair value. If there is no longer any reason to retain the lower valuation, they are written up to their higher fair value.

Inventories

Raw materials, supplies and merchandise are generally valued at acquisition cost plus incidental acquisition costs, in compliance with IAS 2. Work in progress and finished goods are valued at their cost of production. In addition to direct costs, the production costs also include proportional overheads for production and materials.

Items with impaired marketability are written down to their net realizable value.

Accounts receivable and other assets

Accounts receivable and other assets are normally stated at fair value.

Provisions and accrued liabilities

Provisions are set up under IAS 37 if a past event entails a present legal or constructive obligation, if it is likely that resources having economic value must be expended to meet this obligation, and if the amount of the obligation can be estimated reliably. All recognizable obligations are taken into account under "Other provisions and accrued liabilities." Valuation is based on the probable amount.

Liabilities

Liabilities are stated either at their repayment amount or at their fair value.

Deferred taxes

Deferred taxes are computed on the basis of the liability method, oriented to the balance sheet (IAS 12). Accordingly, deferred tax items are normally formed for all differences in reporting and valuation between IAS principles and tax reporting principles. However, deferred taxes are recognized as an asset item only if they can presumably be realized.

In carrying forward unused tax losses, deferred tax credits are capitalized as a function of the probability that future taxable income will be available against which the unused tax losses can be applied.

The following tax rates are used in calculating deferred taxes:

- Group companies in Germany: 38.65%
- Group companies outside Germany: Local tax rates

(11) CHANGES IN ASSETS

	Acquisition cost					
	Carried forward 11/1/04	Additions	Disposals	Changes in currency parities	Transfers	**Final status 10/31/05**
I. Intangible assets						
1. Goodwill	24,501	5,914	204	6	0	30,217
2. Other intangible assets	41,591	2,252	5,092	39	1,457	40,247
3. Advance payments on intangible assets	545	3,491	15	0	-157	3,864
Total intangible assets	66,637	11,657	5,311	45	1,300	74,328
II. Property, plant and equipment						
1. Land and buildings	67,334	593	1,997	32	0	65,962
2. Machinery	9,077	602	2,549	436	0	7,566
3. Other fixtures & fittings, tools and equipment	128,002	12,965	20,435	3,444	-133	123,843
4. Advance payments on property, plant and equipment	1,114	1,641	6	59	-1,167	1,641
Total property, plant and equipment	205,527	15,801	24,987	3,971	-1,300	199,012
III. Financial assets						
1. Interests in affiliated companies	4,138	0	5	0	0	4,133
2. Equity investments	13,626	120	26	0	0	13,720
3. Interests in associated companies	249	68	0	0	0	317
4. Loans to associated companies	200	0	200	0	0	0
5. Long-term securities	2,151	236	161	2	0	2,228
6. Other loans granted	337	2,393	395	1	0	2,336
Total financial assets	20,701	2,817	787	3	0	22,734
Total noncurrent assets	292,865	30,275	31,085	4,019	0	**296.074**

Depreciation and amortization								
Carried forward 11/1/04	Additions	Disposals	Changes in currency parities	Transfers	Write-ups	**Final status 10/31/05**	**Book value 10/31/05**	Book value 10/31/04
6,142	4	204	5	0	0	5,947	24,270	18,359
24,613	4,680	4,755	90	1,196	313	25,511	14,736	16,978
0	0	0	0	0	0	0	3,864	545
30,755	4,684	4,959	95	1,196	313	31,458	42,870	35,882
30,840	3,310	1,791	13	0	4	32,368	33,594	36,494
7,936	409	2,466	372	0	0	6,251	1,315	1,141
93,366	11,416	19,114	2,449	-1,196	1	86,920	36,923	34,636
0	0	0	0	0	0	0	1,641	1,114
132,142	15,135	23,371	2,834	-1,196	5	125,539	73,473	73,385
3,788	0	5	0	0	0	3,783	350	350
8,010	0	0	0	0	0	8,010	5,710	5,616
0	0	0	0	0	0	0	317	249
0	0	0	0	0	0	0	0	200
0	0	0	0	0	0	0	2,228	2,151
1	0	0	0	0	0	1	2,335	336
11,799	0	5	0	0	0	11,794	10,940	8,902
174,696	19,819	28,335	2,929	0	318	**168,791**	**127,283**	118,169

(12) INTANGIBLE ASSETS

Goodwill

Goodwill subsequent to the time of acquisition has been measured by the impairment-only approach under IFRS 3, starting with fiscal 2003/2004. The valuation of goodwill for the PRIMERA business area at EUR 10,238 thousand and for the business area Spain at EUR 13,999 has been confirmed as a fair value.

Goodwill totaled EUR 24,270 thousand as of October 31, 2005 (vs. EUR 18,360 thousand). Of this amount, EUR 24,237 thousand (vs. EUR 18,323 thousand) pertains to differences resulting from the consolidation of capital, and EUR 33 thousand (vs. EUR 37) pertains to goodwill transferred from financial statements of individual companies.

The additions of EUR 5,914 thousand to goodwill through capital consolidation pertain to the acquisition of the remainder (25.0%) of BiBA Mode GmbH, Germany in fiscal 2004/2005.

Other intangible assets

This item includes computer software, licenses, and other rights such as subsidies to franchise partners.

(13) PROPERTY, PLANT AND EQUIPMENT

Reclassifications in property, plant and equipment were made from machinery and other fixtures & fittings, tools and equipment to land and buildings in fiscal 2004/2005. Previous year figures were duly adjusted. Property, plant and equipment also includes leased items for which title is attributed to the lessee (finance leases). Aside from finance leases, the ESCADA Group also has numerous rental or lease agreements whose economic content categorizes them as operating leases, under which ownership of the leased item is attributed to the lessor.

Future payments for finance leases and operating leases are due as follows:

PAYMENT OBLIGATIONS FOR FINANCE LEASES AND OPERATING LEASES — in thousand euros

	1 year or less	1 to 5 years	Over 5 years	Total
Finance leases				
Future payments	2,513	6,273	3,714	**12,500**
Discounting	306	566	1,688	**2,560**
Net present value	2,207	5,707	2,026	**9,940**
Operating leases				
Future payments	61,071	167,803	56,777	**285,651**

The carrying value of capitalized leased assets is EUR 16,129 thousand (vs. EUR 16,983 thousand), of which EUR 15,997 thousand is in buildings and EUR 132 thousand is in other fixtures & fittings, tools and equipment.

(14) FINANCIAL ASSETS

Interests in affiliated companies
This item pertains to equity interests held in a number of companies that are not consolidated because of their immateriality to the Group's net worth, financial position and earnings.

Equity investments
This item includes a number of companies that are not consolidated at equity because of their immaterial importance or influence.

Interests in associated companies
This item comprises the Company's interest in EPAS proizvodno podjetje d.o.o., of Gornja Radgona, Slovenia (49%), which is included at equity in the consolidated financial statements.

	in thousand euros
Acquisition cost	15
Percentage contribution to period earnings until 2003/2004	234
10/31/2004	249
Percentage contribution to period earnings 2004/2005	68
10/31/2005	**317**

Long-term securities
This item is essentially interests held in a retail company.

Other loans granted
This item comprises a number of loans with remaining terms of five years or less.

(15) DEFERRED TAX CREDITS

Deferred taxes total EUR 80,530 thousand (vs. EUR 85,280 thousand). Of this amount, EUR 74,560 thousand (vs. EUR 79,270 thousand) is reported in the single-entity balance sheets of consolidated companies, and EUR 5,970 thousand (vs. EUR 6,010 thousand) results from the elimination of intra-Group profits.

A total of EUR 55,340 thousand (vs. EUR 58,914 thousand) in deferred taxes comprises anticipated future tax savings from accumulated losses carried forward. Current business projections indicate that deferred taxes on losses brought forward can be applied under current tax rules.

(16) INVENTORIES

The item comprises:

		in thousand euros
	10/31/2005	10/31/2004
Raw materials and supplies	14,997	13,977
Work in progress	11,805	11,290
Finished goods and merchandise	98,707	98,880
Payments on account	0	637
Total	**125,509**	124,784

Inventories to the value of EUR 80,766 thousand (vs. EUR 84,290 thousand) are shown at acquisition or production cost. Write-downs of EUR 40,530 thousand (vs. EUR 27,508 thousand) were made on acquisition or production costs amounting to EUR 100,198 thousand (vs. EUR 83,042 thousand). Intercompany profits of EUR 14,925 thousand (vs. EUR 15,040 thousand) were eliminated for finished goods and merchandise.

(17) TRADE ACCOUNTS RECEIVABLE

Write-offs and write-downs of EUR 3,083 thousand (vs. EUR 2,935 thousand) were taken on trade accounts receivable in the fiscal year.

(18) OTHER CURRENT ASSETS

		in thousand euros
	10/31/2005	10/31/2004
Due from affiliated companies	123	394
Due from other companies in which an equity investment is held	10,369	14,618
Due from associated companies	65	225
Value-added tax refunds	3,524	2,835
Other receivables	14,434	16,361
Short-term securities	0	745
Total	**28,515**	35,178

The year before credits for value-added tax refunds had been reported under item (19). The figures for the previous year were duly adjusted.

(19) TAX CREDITS

Tax credits include income tax refunds of EUR 2,675 thousand (vs. EUR 5,663 thousand).

(20) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand and checks, together with credit balances in bank accounts. Changes in cash and cash equivalents are shown in the consolidated cash flow statement.

(21) CONSOLIDATED SHAREHOLDERS' EQUITY

Changes in the consolidated shareholders' equity are shown in the statement of changes in equity.

Issued capital

As of October 31, 2005, the issued capital is divided into 16,463,765 no-par bearer shares of common stock. During the period from November 1, 2004, to October 31, 2005, the holders of convertible bonds issued by the Company under the decision of the shareholders' meeting of August 19, 2003, exercised their conversion rights for a total of 456 no-par shares of the Company. These shares were recorded in the Commercial Register after the reporting date. Accordingly, the Company has issued a total of 456 new shares.

Authorized capital

As of October 31, 2005, the following capital was authorized under an authorization which will expire on April 10, 2008: EUR 15,000 thousand. New common stock may be issued on one or more occasions, in exchange for cash contributions only.

Conditional capital

Conditional capital comprises two separate segments, Conditional Capital I up to a par value of EUR 3,840 thousand, and Conditional Capital II up to EUR 7,545 thousand, divided into 1,473,690 shares.

Conditional capital increase I will be carried out by issuing up to 750,000 bearer shares of common stock carrying the right to participate in profits as of the beginning of the fiscal year in which the issue takes place, but only to the extent that the pertinent holders exercise stock options granted under the 1998/99 ESCADA Stock Option Plan approved under the authorization of May 6, 1999, as amended on April 3, 2001.

Conditional capital increase II will be carried out only to the extent that holders of convertible bonds issued by ESCADA AG under the resolution of the shareholders' meeting of August 19, 2003, exercise their conversion rights or meet their conversion obligations. The new stock will participate in profits as of the beginning of the fiscal year in which it is created through the exercise of conversion rights or the fulfillment of conversion obligations. Each of the convertible bonds carries the right of conversion to one bearer share of no-par common stock. As of October 31, 2005, of a total of 1,991,163 convertible bonds, each with a par value of EUR 10.00, a total of 1,645,370 had been converted during fiscal 2004/2005, leaving a total of 345,793 still outstanding.

Additional paid-in capital
The additional paid-in capital comprises EUR 2,846 thousand, based on the valuation of stock options. In fiscal year 2004/2005, EUR 120 thousand was paid-in from newly issued stock options (22,500 options). The exercise of conversion rights from the previous year's convertible bonds for the issue of 456 new shares, at EUR 10.00 each, generated proceeds totaling EUR 2 thousand.

ESCADA AG withdrew EUR 0 thousand (vs. EUR 1,450 thousand) from the additional paid-in capital during the year.

Earnings reserves
Changes in the earnings reserves are shown in the statement of changes in equity.

Other capital
The other capital of -1,491 thousand (vs. EUR 710 thousand) results entirely from the treatment of gains and losses on interest-rate swaps and forward-exchange transactions to hedge risks on cash flows, with no net effect on the income statement. This capital comprises:

OTHER CAPITAL		in thousand euros
	10/31/2005	10/31/2004
Gains on forward-exchange transactions	654	2,224
Losses on forward-exchange transactions/interest-rate swaps	-3,084	-1,072
Deferred tax liabilities	-253	-858
Deferred tax credits	1,192	416
Total	**-1,491**	710

Stock option plan
Under a resolution of the annual meeting of May 6, 1999, as amended on April 3, 2001, the Board of Management was authorized to issue up to 750,000 stock options, one-half of them for common stock and one-half for preferred stock, and to create a conditional capital for this purpose.

A resolution of the special shareholders' meeting on September 18, 2002, converted preferred stock one-for-one to common stock. The meeting also amended the articles of incorporation governing Conditional Capital I accordingly.

As of October 31, 2005, members and former members of the Board of Management of ESCADA AG held 200,000 options, members of the management of Group companies held 120,000 options, and other managerial staff held 199,000 options. A total of 519,000 options have been issued.

Stock options cannot be exercised unless the market price of the stock and the Group's return on invested capital (ROIC) have each risen more than 10% between the options' time of issue and the start of the time window for exercising the options.

Options are subject to a lock-up of two years from their issue date. The options may then be exercised for five years after the expiration of the lock-up period. No stock options have been exercised to date.
In accordance with US GAAP, the value of issued stock options has been recognized with an impact on the income statement, and is included in additional paid-in capital.

(22) MINORITY INTERESTS

Changes in minority interests are shown in the statement of changes in equity.

(23) BONDS

ESCADA AG carried out a EUR 19,912 thousand convertible bond issue in October 2003. The bond is nominally non-interest-bearing. Each EUR 10.00 bond carries a right to be converted to one bearer share of no-par-value common stock. Conversion is mandatory, and must be exercised no later than September 30, 2013.

The convertible bond issue is classified as a hybrid financial instrument per IAS 39. Its debt capital component was discounted at a standard interest rate and is reported at EUR 2,432 thousand (vs. EUR 2,330 thousand) under "Bonds."

In March 2005 ESCADA AG carried out a EUR 200 million bond issue with a term until April 1, 2012. In March 2005 ESCADA AG carried out a EUR 200 million bond issue with a term until April 1, 2012. In compliance with IAS 39, the bond is initially recognized at its acquisition costs of EUR 200,000 thousand, deducted by the transaction costs of EUR 8.607 thousand, to determine its fair value. The bond is valuated per October 31, 2005, by its amortized costs as required by the effective interest method under IAS 39.

At a nominal interest rate of 7.5% and with transaction costs spread over the term of the bond, the effective interest rate comes to 8.33%.

(24) FINANCIAL LIABILITIES

Out of the financial liabilities, which totals EUR 18,885 thousand (vs. EUR 234,308 thousand), EUR 5,157 thousand (vs. EUR 202,395 thousand) has a remaining term of more than 1 year.

Bank debts are to be considered financial instruments according to IAS 32. An interest-rate risk exists in regard to variable-interest overdraft obligations. These debts are recognized at market value - i.e., the price a third party would be willing to pay for the rights and/or obligations resulting from the instrument. As of the reporting date, hedges for EUR 75,000 thousand were in place to cover the interest-rate risk on bank debt.

Aside from such reservations of title as are common practice in the industry, the remaining liabilities are not further collateralized.

(25) OTHER LIABILITIES

		in thousand euros
	10/31/2005	10/31/2004
Payable to affiliated companies	78	90
Payable to companies in which an equity investment is held	0	176
Lease obligations	10,360	12,225
Value-added tax liabilities	1,044	700
Other tax liabilities	931	1,109
Other liabilities	15,994	15,601
Total	**28,407**	29,901

Of the other liabilities some EUR 8,995 thousand (vs. EUR 10,489 thousand) have a remaining term of more than one year. These include lease obligations of EUR 8,464 thousand (vs. EUR 10,415 thousand) as an item corresponding to the capitalized finance leases.

The year before, lease obligations had been reported under item (28), value-added tax liabilities and other tax liabilities had been reported under item (29). The figures for the previous year were duly adjusted.

(26) PROVISIONS AND ACCRUED LIABILITIES

FOR THE PERIOD NOVEMBER 1, 2004 - OCTOBER 31, 2005 — in thousand euros

	Carried forward 11/1/2004	Used	Released	Additions	Changes in currency parities	Final status **10/31/2005** Group
Provisions for pensions	235	103	0	26	-3	155
Provisions for taxes	6,233	5,670	0	3,501	16	4,080
Other provisions	40,599	29,774	2,508	31,002	689	40,008
Personnel reserves	14,467	13,031	675	14,626	251	15,638
Accounts payable reserves	7,362	5,994	280	6,298	163	7,549
Other provisions	18,770	10,749	1,553	10,078	275	16,821
Total	47,067	35,547	2,508	34,529	702	**44,243**

The other provisions include sales-return and warranty provisions of EUR 5,406 thousand (vs. EUR 5,705 thousand) and restructuring provisions of EUR 2,990 thousand (vs. EUR 7,199 thousand). Provisions and other accruals amounting to EUR 7,335 thousand (vs. EUR 7,888 thousand) have a remaining term of more than one year.

(27) DEFERRED TAX LIABILITIES

According to IFRS, deferred tax liabilities are reported in full in the single entity financial statements of the consolidated companies.

(28) TRADE ACCOUNTS PAYABLE

Trade accounts payable all have a remaining term of less than one year.

The lease obligations reported under this item in the previous year have been included in item (25). The figures for the previous year were duly adjusted.

(29) TAX LIABILITIES

Tax liabilities include income tax liabilities of EUR 2,100 thousand (vs. EUR 3,368 thousand). The value-added taxes and other taxes reported under this item in the previous year have been included in item (25). The figures for the previous year were duly adjusted.

(30) SALES

Broken down geographically, this item comprises:

			in thousand euros
	2004/2005	2003/2004	Change
Germany	177,119	169,097	8,022
Outside Germany	471,447	456,358	15,089
Total	**648,566**	625,455	23,111

(31) PERSONNEL EXPENSES

			in thousand euros
	2004/2005	2003/2004	Change
Wages and salaries	123,723	126,590	-2,867
Social security contributions	21,545	21,556	-11
incl. for pensions	637	332	305
Total	**145,268**	148,146	-2,878

A number of profit-sharing programs have been implemented for employees.

(32) OTHER OPERATING EXPENSES

			in thousand euros
	2004/2005	2003/2004	Change
Selling costs	76,869	72,554	4,315
Operating costs	85,838	81,014	4,824
Administrative expenses	27,069	24,703	2,366
Write-offs and write-downs of accounts receivable	3,083	2,935	148
Foreign-exchange differences	7,593	4,781	2,812
Other expenses	26,700	22,742	3,958
Total	**227,152**	208,729	18,423

(33) OTHER OPERATING INCOME

in thousand euros

	2004/2005	2003/2004	Change
License revenues	8,483	6,312	2,171
Reversals of provisions	2,461	1,372	1,089
Reversals of write-downs on accounts receivable	1,315	1,794	-479
Foreign-exchange differences	11,586	10,547	1,039
Other income	6,194	5,413	781
Total	**30,039**	25,438	4,601

(34) DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION OF INTANGIBLE ASSETS

Depreciation and amortization in the statement of changes in noncurrent assets differs from the figure in the income statement by EUR 272 thousand (vs. EUR 583 thousand). The discrepancy comprises exchange-rate differences of EUR 272 thousand (vs. EUR 210 thousand). In the prior year, write-downs of EUR 373 thousand were reported under the item restructuring expenses. Depreciation and amortization comprises:

in thousand euros

	2004/2005	2003/2004	Change
Intangible assets	4,683	5,495	-812
Property, plant and equipment	14,864	16,610	-1,746
Total	**19,547**	22,105	-2,558

(35) RESTRUCTURING AND ONE-TIME EXPENSES

No restructuring and one-time expenses were incurred in fiscal year 2004/2005.

(36) NET FINANCIAL EXPENSE

The item comprises:

			in thousand euros
	2004/2005	2003/2004	Change
Income from equity investments	1,498	2,838	-1,340
Shares of profits (losses) from associated companies	68	240	-172
Proceeds from long-term loans	379	7	372
Other interest and similar income	1,971	552	1,419
Other interest and similar expenses	19,628	16,174	-3,454
Interest on leasing liabilities	647	810	163
Total	**-16,359**	-13,347	-3,012

(37) TAXES ON INCOME

This item comprises income taxes paid or due in individual countries, as well as deferred taxes. The Group's German companies pay local business taxes averaging approximately 16.7% of earnings. This amount is deductible in computing corporate income tax. Corporate income taxes for 2005 were 25%, plus a German reunification surcharge of 5.5%.

Deferrèd taxes are calculated on the basis of the anticipated local tax rates in the various countries at the time of realization. These rates are normally based on the rules in effect or adopted as of the reporting date. Deferred taxes for Germany have been calculated at a rate of 38.65% (vs. 38.65%). Foreign income tax is calculated on the basis of the laws and regulations in effect in the pertinent countries. The tax rates applied for foreign subsidiaries vary from 18% to 42%.

			in thousand euros
	2004/2005	2003/2004	Change
Taxes paid/due	6,372	5,474	898
incl. for Germany	2,314	1,589	725
incl. for other countries	4,058	3,885	173
Deferred taxes	8,696	-3,496	12,192
Total	**15,068**	1,978	13,090

Taxes paid or due include tax expenditures unrelated to the accounting period amounting to EUR 226 thousand (vs. tax credits of EUR 106 thousand).

Deferred taxes include proceeds of EUR 815 thousand (vs. EUR 4,932 thousand) for accumulated losses brought forward from previous years for which no deferred taxes had been capitalized before.

In fiscal 2004/2005, deferred taxes of EUR 939 thousand (vs. EUR 442 thousand) were offset against items that were charged directly to equity.

Reconciliation between expected and actual income tax expenditures:

in thousand euros

	2004/2005	2003/2004	Change
Consolidated profit/loss before taxes	29,207	6,474	22,733
Expected income tax 40% (vs. 40%)	**11,683**	2,590	9,093
Tax effect of reconciliation items			
Amortization of goodwill	0	46	-46
Non-tax-deductible expenses	2,746	4,795	-2,049
Nontaxable income	-899	-1,646	747
Intra-Group write-downs	368	-349	717
Tax expenditures and credits unrelated to accounting period	226	-106	332
Accumulated losses brought forward from previous years and capitalized for the first time	-815	-4,932	4,117
Temporary differences for which no deferred taxes were capitalized	378	52	326
Non-capitalized deferred taxes	1,017	1,938	-921
Different tax rates outside Germany	100	111	-11
Consumption of losses brought forward and not capitalized in previous years	-57	-718	661
Other deviations	321	197	124
Total reconciliation	**3,385**	-612	3,997
Actual income tax	15,068	1,978	13,090

(38) EARNINGS PER SHARE

in thousand euros

	2004/2005	2003/2004	Change
Consolidated profit/loss (in thousand euros)	13,650	3,842	9,808
Weighted number of issued no-par shares	16,463,561	16,268,318	195,243
Undiluted earnings per share (in euros)	**0.83**	0.24	0.59
Consolidated profit/loss (in thousand euros)	13,650		
Increase of accounting income through convertible bonds	65		
Consolidated profit/loss adjusted (in thousand euros)	13,715		
Weighted potential no-par shares from conversion of convertible bond and stock options	346,828		
Total weighted and potential no-par shares	16,810,389		
Diluted earnings per share (in euros)	**0.82**	not applicable	

There was no dilution in fiscal 2003/2004.

(39) SEGMENT REPORTING

In compliance with IAS 14 (Segment Reporting), certain items from the financial statements have been segmented by line of business and region. The identification of segments is based on the internal reporting system. The aim of segment reporting is to provide transparency as to the profitability and prospects for success of the Group's individual activities. To provide a more accurate view of current business activities, in addition to the ESCADA and PRIMERA business areas, the "Others" business area is shown.

KEY FIGURES BY LINE OF BUSINESS FOR SEGMENT REPORTING

	ESCADA Collection		ESCADA Sport		Accessories/ Licenses		Others	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Total sales	*373,920*	*355,001*	*118,849*	*112,275*	*45,184*	*44,856*	*46,342*	*37,854*
Intersegment sales	86,260	73,922	26,237	28,041	12,018	14,125	23,257	21,168
External sales	287,660	281,079	92,612	84,234	33,166	30,731	23,085	16,686
EBITDA	31,280	26,444	13,897	3,295	-404	685	117	-2,197
Depreciation and amortization	7,576	6,530	2,629	1,888	1,665	1,053	1,723	743
EBIT (before restructuring)	23,704	19,914	11,268	1,407	-2,069	-368	-1,606	-2,940
Restructuring and one-time expenses								
EBIT (after restructuring)	23,704	19,914	11,268	1,407	-2,069	-368	-1,606	-2,940
Capital expenditures	9,275	10,374	3,653	3,643	1,180	1,344	2,721	1,307
Noncash expenses	567	290	184	98	115	40	8	19
	10/31/2005	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004
Assets	154,537	157,747	55,275	54,112	20,646	23,322	25,255	23,091
Liabilities	56,709	53,791	16,009	16,860	6,677	6,531	4,247	4,723

KEY FIGURES BY REGION FOR SEGMENT REPORTING

	Germany		Rest of Europe		North America		Asia		Other countries	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
External sales	50,311	50,091	128,412	123,671	127,342	122,583	86,118	78,940	44,340	37,445
Capital expenditures	6,647	3,438	6,424	9,123	1,770	1,284	1,988	2,823		
	10/31/2005	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004		
Assets	99,162	91,734	67,027	67,648	44,618	46,855	44,906	52,035		

The "Others" business area comprises activities that are not directly allocated to either ESCADA or PRIMERA. These are B.E.M. Enterprise Ltd., of New York, whose business was sold in October 2004, and other marginal activities.

Segment information was determined as follows:

- Intersegment sales refer to sales revenues generated among segments. The billing prices for intra-Group sales are based on market prices.
- Items in the balance sheet and income statement that are not directly allocated to segments of the ESCADA business area are shown in the "Adjustments" column.

in thousand euros

	Adjustments		ESCADA		PRIMERA		Others		Group	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Total sales			584,295	549,986	244,110	246,721	541	6,935	828,946	803,642
Intersegment sales			147,772	137,256	32,608	40,931	0	0	180,380	178,187
External sales			436,523	412,730	211,502	205,790	541	6,935	648,566	625,455
EBITDA	1,804	7,306	46,694	35,533	18,090	13,325	329	-1,538	65,113	47,320
Depreciation and amortization	1,804	7,306	15,397	17,520	4,150	4,585	0	0	19,547	22,105
EBIT (before restructuring)			31,297	18,013	13,940	8,740	329	-1,538	45,566	25,215
Restructuring and one-time expenses		675	0	675	0	-1,426	0	6,145	0	5,394
EBIT (after restructuring)			31,297	17,338	13,940	10,166	329	-7,683	45,566	19,821
Capital expenditures			16,829	16,668	4,715	1,964	0	0	21,544	18,632
Noncash expenses			874	447	0	0	0	0	874	447
	10/31/2005	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004
Assets	93,165	85,761	348,878	344,033	78,080	100,413	6,463	7,552	433,421	451,998
Liabilities	208,797	214,145	292,439	296,050	41,923	66,434	55	736	334,417	363,220

in thousand euros

	Adjustments		ESCADA		PRIMERA		Others		Group	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
External sales			436,523	412,730	211,502	205,790	541	6,935	648,566	625,455
Capital expenditures			16,829	16,668	4,715	1,964	0	0	21,544	18,632
	10/31/2005	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004	**10/31/2005**	10/31/2004
Assets	93,165	85,761	348,878	344,033	78,080	100,413	6,463	7,552	433,421	451,998

(40) NOTES TO THE CASH FLOW STATEMENT

In compliance with IAS 7 (Cash Flow Statement), the cash flow statement shows how cash inflows and outflows affected the Group's cash and equivalents over the course of the year.

The cash flow statement distinguishes among changes resulting from operating, investing and financing activities. Balances comprise cash on hand and checks, together with credit balances in bank accounts.

As of the reporting date, the ESCADA Group was utilizing 22% of its available lines of credit (vs. 86%).

(41) FINANCIAL INSTRUMENTS

Financial instruments are contractually based business transactions that include a right to cash or other financial assets. They first of all comprise "primary" financial instruments, such as trade receivables or payables, as well as loans receivable or payable. But they also include "derivative" financial instruments, which are used in hedging transactions to limit exchange-rate risks.

Primary financial instruments are listed in the balance sheet. Their reporting and valuation is explained in the notes to the applicable items.

All derivatives are reported at fair value.

Because of the ESCADA Group's high volume of exports, it incurs exchange-rate risks mostly for transactions in regions using other currencies.

ESCADA AG bills its foreign distribution companies in five currencies: USD, CAD, HKD, AUD, GBP, and JPY. The foreign-currency exposures that result from these transactions are managed centrally by ESCADA AG, and hedged in compliance with Group guidelines. PRIMERA Group hedges risks within its sub-group in compliance with the same guidelines.

The Group hedges against risks associated with balance-sheet items and cash flows. No valuation units are formed for accounting purposes. Valuation for ESCADA AG and PRIMERA Group is based on forward-exchange rates. In the year under review, the valuation method was switched from reporting date to forward-exchange rates. This generated a positive effect of EUR 724 thousand, of which EUR 620 thousand are reported in equity and EUR 104 thousand in the income statement.

Gains and losses on forward-exchange transactions to hedge risks on balance-sheet items are included as foreign currency differences under other operating income or other operating expenses, with a net impact on the income statement.

Gains and losses on forward-exchange transactions to hedge risks on cash flows are recorded under shareholders' equity, with no net impact on the income statement. A total of EUR 2,201 thousand (vs. EUR 3,202 thousand) was withdrawn from equity in this way, and EUR 0 thousand (vs. EUR 710 thousand) was added.

FORWARD-EXCHANGE TRANSACTIONS — in thousand euros

Nominal volume (net position)		of which Term over 1 year	
10/31/2005	10/31/2004	**10/31/2005**	10/31/2004
155,821	181,144	**0**	1,157

The nominal volume is composed of the net position resulting from buying and selling prices for the individual transactions. The settlement date method is applied.

On October 31, 2005, these had a negative market value of EUR -2,847 thousand for the Group (vs. EUR 3,788 thousand).

To hedge interest-rate risks for bank loans worth EUR 75.0 million, interest-rate swap contracts were signed with a term of more than one year. These are reported using the settlement date method.

As of reporting date on October 31, 2005, these had a negative market value of EUR -466 thousand (vs. EUR -786 thousand), which was reported as provision. EUR 155 thousand (vs. EUR 786 thousand) were charged to equity, making due allowance for deferred taxes, with no net impact on profits.

(42) CONTINGENT LIABILITIES AND OTHER FINANCIAL LIABILITIES

The following contingent liabilities per IAS existed:

		in thousand euros
	10/31/2005	10/31/2004
Issuing and transfer of notes	7,002	6,029
Suretyships and guarantees for bills and checks	11,077	18,191
Warranty agreements	4,508	18,062
Collateral furnished for obligations of others	86	86
Total	**22,673**	42,368

Additionally, letters of comfort have been issued to two companies in which equity interests are held.

The following other financial liabilities are material and worthy of mention:

		in thousand euros
	10/31/2005	10/31/2004
Liabilities under forward-exchange transactions	155,821	181,144
Liabilities under leases	298,151	322,140
incl. due in 2005/2006: EUR 63,584 thousand (vs. EUR 64,922 thousand)		
Other liabilities	8,184	9,916
Total	**462,156**	513,200

(43) RELATED-PARTY TRANSACTIONS

One member of the Board of Management holds an indirect interest in a company that rents a retail shop in Chicago to ESCADA (USA) Inc. The lease is on prevailing market terms, and runs to January 31, 2013.

In fiscal 2004/2005, a short-term loan was extended to one member of the Board of Management on prevailing market terms. The loan had been repaid by the reporting date.

During fiscal 2004/2005, a firm of attorneys in which one member of the Supervisory Board holds an interest was engaged to provide legal counsel.

During the year, a franchise agreement existed with a company in which both ESCADA AG and a member of the Supervisory Board hold an interest. The transaction was conducted on the prevailing market terms. ESCADA AG furthermore issued a letter of comfort for this company.

Furthermore, transactions were carried out on prevailing market terms with a production subsidiary, EPAS d.o.o., of Slovenia (49% equity interest), which is consolidated at equity, an unconsolidated company (100% equity interest) for design and product management for ESCADA Accessories, EPA S.r.l., Florence, Italy, and with an unconsolidated company (50% equity interest) that operates a retail business in Geneva, Switzerland.

Consultancy agreements existed with HMD and various members of the Supervisory Board.

(44) SHARES OF BOARD MEMBERS

As of October 31, 2005, the members of the governing boards of ESCADA AG held, directly or indirectly, the following portions of the stock and convertible bonds issued by the Company.

Board of Management:	10.64%
Supervisory Board:	28.18%

(45) EMPLOYEES

The ESCADA Group had the following average numbers of employees as of the reporting date:

EMPLOYEES BY LOCATION

	10/31/2005	10/31/2004
Germany	2,023	2,027
Outside Germany	1,951	1,859
Total	**3,974**	3,886

EMPLOYEES BY CATEGORY OF WORK

	10/31/2005	10/31/2004
Sales	2,488	2,410
Production	550	556
Design	160	152
Others	776	768
Total	**3,974**	3,886

The basis for the variable remuneration of executive personnel at ESCADA is the Economic Value Added (EVA®) Incentive System. The incentive is based on absolute EVA®, which is calculated using the following formula:

EVA® = net operating profit/loss less cost of capital

Cost of capital = cost-of-capital rate times business assets

Any positive change in EVA® will pay a positive bonus. Any negative change in EVA® results in a negative bonus that is deducted from future positive bonuses.

(46) EVENTS SUBSEQUENT TO OCTOBER 31, 2005

On November 30, 2005 ESCADA AG reported that Dr. Georg Kellinghusen will leave the Board of Management as of December 31, 2005. The Supervisory Board appointed Mr. Markus Schürholz effective January 1, 2006 as new member of the Board of Management with responsibility for finances, controlling and investor relations.

Mr. Wolfgang Ley left the company as CEO on January 31, 2006. He will continue to consult the ESCADA Group as Creative Chairman. As already reported on September 19, 2005, the Supervisory Board appointed Mr. Frank Rheinboldt, former CEO of PRIMERA AG, to become new CEO of ESCADA AG effective February 1, 2006.

No events requiring explanation occurred subsequent to October 31, 2005.

(47) DECLARATION OF COMPLIANCE

The Declaration required by Sec. 161 of the German Stock Corporations Act has been issued, and is permanently available to shareholders.

(48) BOARD OF MANAGEMENT

Under the articles of incorporation, the Company's Board of Management is to comprise one or more individuals. The number of members is determined by the Supervisory Board.

The following have been members of the Board of Management since the years indicated:

Wolfgang Ley
Grünwald, 1986 (until January 2006)
(Chairman and CEO)

Frank Rheinboldt
Münster, from February 2006
(Chairman and CEO)

Dr. Georg Kellinghusen
Munich, 2000 (until December 2005)
- Member of the Advisory Board, Böhme KG, Geretsried
- Member of the Advisory Board, Verlag Neue Wirtschaftsbriefe (publishing house), Herne
- Member of the Advisory Board, Teleplan International N.V., Veldhoven, Netherlands

Beate Rapp
Munich, 1995

Markus Schürholz
Senden, from January 2006

Total compensation for members of the Board of Management amounted to EUR 2,462 thousand this year (vs. EUR 2,622 thousand). This figure includes a variable component of EUR 1,062 thousand (vs. EUR 1,250 thousand).

Under the stock-option plan, current and former members of the Board of Management have subscribed for 200,000 stock options. These options were valued at EUR 1,223 thousand as of their first possible exercise date.

(49) SUPERVISORY BOARD

Under the articles of incorporation, the Supervisory Board comprises twelve members. The following have been members of the Supervisory Board since the years indicated:

Peter Zühlsdorff
Frankfurt, 1997 (Chairman)

- Managing Partner, DIH Deutsche Industrie Holding GmbH, Frankfurt am Main
- Chairman of the Supervisory Board, Sinn Leffers AG, Hagen
- Member of the Supervisory Board, Merck KGaA, Darmstadt
- Member of the Supervisory Board, GfK AG, Nuremberg
- Member of the Supervisory Board, Deutz AG, Cologne
- Member of the Supervisory Board, Kaisers Tengelmann AG, Viersen
- Member of the Advisory Board, Tengelmann Verwaltungs- und Beteiligungsgesellschaft GmbH, Mühlheim an der Ruhr
- Member of the Board of Directors, The New Germany Fund, New York, USA

Jürgen Wagner
Munich, 2002 (Vice-Chairman)

- Regional organizer, IG Metall

Peter Darrow
New York, 2004

- Attorney-at-Law
- Partner, HMD Partners LP, Palm Beach, USA
- Member of the Supervisory Board, Sinn Leffers AG, Hagen
- Director, Public Radio International, Minnesota, USA

Dr. Robert Dissmann
Munich, 1986

- Attorney-at-Law and German Certified Public Accountant
- Managing Director, Dissmann Orth Rechtsanwalts-gesellschaft Steuerberatungsgesellschaft GmbH
- Member of the Advisory Board, FRIMO Group GmbH & Co., Lotte
- Member of the Supervisory Board, MAHAG Münchner Automobil-Handel Haberl GmbH, Munich

Rainer Fleck
Taufkirchen/Vils, 2004

- Head of Corporate Controlling, ESCADA AG

Dr. Clemens Haindl
Neusäss, 2003

- Entrepreneur

Susanne Hartmann
Hohenkammer, 2004

- Commercial employee, ESCADA AG
- Works Council of ESCADA AG

Gisela Hennig
Oberhausen, 2004

- Commercial employee, BiBA GmbH, Duisburg
- Regular member of the Works Council, BiBA GmbH, Duisburg

Federico Minoli
Boston, 2003
- President and CEO, Ducati Motor Holding S.P.A., Bologna, Italy
- Partner, HMD Partners LP, Palm Beach, Florida, United States
- Member of the Supervisory Board, Sinn Leffers AG, Hagen
- Member of the Board of Directors, Mantero Fianziaria s.p.s., Como, Italy
- Member of the Board of Directors, Uno A Erre Italia S.P.A., Arezzo, Italy
- Member of the Board of Directors, Bally International Ltd, Caslano, Switzerland

Helga Sehr
Munich, 1992
- Secretary, IG Metall Administrative Offices, Munich
- Member of the Supervisory Board, Bosch Sicherheitssysteme GmbH, Stuttgart

Udo Vogt
Münster, 2004
- Chairman of the Works Council, PRIMERA AG, Münster
- Warehouse Manager, PRIMERA AG, Münster

Richard Waryn
London, Great Britain, 2003
- CEO of Centurion Capital Ltd., London, England
- Member of the Board of Directors, Centurion Capital Holding Ltd., London, Great Britain
- Member of the Board of Directors, European New Horizon Partnership, Cayman Islands
- Investment Advisor, Finartis Capital Management Holdings Ltd., London, Great Britain

The members of the Supervisory Board received total compensation of EUR 216 thousand for fiscal 2004/2005 (vs. EUR 203 thousand).

AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by the ESCADA Aktiengesellschaft for the business year from November 1, 2004 to October 31, 2005. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with International Financial Reporting Standards (IFRS) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with IFRS.

Our audit, which also extends to the group management report prepared by the executive board for the business year from November 1, 2004 to October 31, 2005, has not led to any reservations. In our opinion, on the whole, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from November 1, 2004 to October 31, 2005 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, January 31, 2006

AWT Horwath GmbH Wirtschaftsprüfungsgesellschaft

F. Schröder	Th. Steiner
Wirtschaftsprüfer	Wirtschaftsprüfer

INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2005

in thousand euros

Company	Capital stock Nominal capital held	Currency	%	Equity[3]	Net profit/loss for last fiscal year[3]
DIRECT HOLDINGS					
Germany					
ESCADA Textilvertrieb GmbH, Aschheim	25.6	EUR	100.0	-1,398.3	43.7
PRIMERA Holding GmbH, Aschheim	51.1	EUR	100.0	71,083.2	27,049.6
PRIMERA Damenkleiderfabrik GmbH, Aschheim	25.6	EUR	100.0	3,271.9	[1]
ES-KÖ Mode GmbH i.L., Düsseldorf	153.4	EUR	100.0		[2]
Mademoiselle-Mode GmbH, Duisburg	25.6	EUR	100.0		[2]
ESCADA Shop Frankfurt GmbH, Frankfurt	50.0	EUR	25.0		[2]
Outside Germany					
ESCADA (USA) Inc., New York, USA					
Common stock	2,000.0	USD	100.0		
Preferred stock	2,700.0	USD	100.0	26,931.4	5,545.2
ESCADA CANADA Inc., Toronto, Canada					
Common stock	2,808.0	CAD	90.0		
Preferred stock	2,980.0	CAD	100.0	-3,137.0	-1,132.9
ESCADA (U.K.) Limited, London, Great Britain	100.0	GBP	100.0	-23,021.4	-2,876.1
ESCADA France S.A.R.L., Paris, France	10,622.5	EUR	100.0	14,970.3	291.0
ESCADA DEVELOPMENT S.A.R.L., Paris, France	3,049.0	EUR	100.0	100.1	-54.7
ESCADA Italia S.r.l., Rome, Italy	3,640.0	EUR	100.0	5,879.5	163.8
ESCADA Maglia Italia S.r.l., Reggiolo, Italy	10.0	EUR	100.0	779.3	219.3
Proyecto Empresarial Invito S.L., Manresa, Spain	3.1	EUR	100.0	3,661.3	3,701.4
ESCADA-Shop-Handels Ges.m.b.H., Vienna, Austria	0.1	EUR	0.2		[2]
ESCADA Sweden Retail AB, Stockholm, Sweden	250.0	SEK	100.0	0.0	21.5
ESCADA Holding B.V., Amsterdam, Netherlands	136.1	EUR	100.0	3,565.2	3,372.2
ESCADA (Asia) Ltd., Hongkong, China	526.3	HKD	100.0	13,090.8	-997.2
ESCADA Japan Co., Ltd., Tokyo, Japan	480,650.0	YEN	100.0	13,073.3	420.9
ESCADA Korea Limited, Seoul, Korea	372,000.0	KRW	100.0	-6,817.1	2,339.7
ESCADA GENEVE S.A., Geneva, Switzerland	250.0	CHF	50.0	153.0	50.9
ELC Handels- und Produktions GmbH i.L., Budapest, Hungary	9,600.0	HUF	50.0		[2]
ESCADA Hawaii Inc. i.L., Hawaii, USA					
Common stock	6,700.0	USD	95.7		
Preferred stock	700.0	USD	70.0		[2]
EJ Co., Ltd., i.L. Osaka, Japan					
Common stock	473,750.0	YEN	45.0		
Preferred stock	125,000.0	YEN	66.7		[2]
EPA S.r.l., Florence, Italy	10.0	EUR	100.0		[2]
ESCADA d.o.o., Zagreb, Croatia	20.0	HRK	100.0	-122.4	67.5
ESCADA Logistik GmbH, Reichersberg, Austria	70.0	EUR	100.0	408.9	302.9
ELOS-ESCADA logistika in servis d.o.o., Gornja Radgona, Slovenia	2,100.0	SIT	100.0	8.8	0.0
EPAS proizvodno podjetje d.o.o., Gornja Radgona, Slovenia	3,430.0	SIT	49.0	226.7	178.3
Laurèl China Limited, Hong Kong, China	40.0	HKD	1.0	34.7	0.0

INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2005

in thousand euros

Company	Capital stock Nominal capital held	Currency	%	Equity[3]	Net profit/loss for last fiscal year[3]
INDIRECT HOLDINGS					
Germany					
Subsidiaries of PRIMERA Holding GmbH					
Primera AG, Münster	2,556.5	EUR	100.0	39.791,7	3.153,4
Subsidiaries of PRIMERA AG					
Laurèl GmbH, Aschheim	2,000.0	EUR	100.0	6,794.3	2,542.0
cavita fashion GmbH, Münster	3,042.2	EUR	100.0	6,068.4	12.3
apriori Textilvertriebs GmbH, Münster	2,045.2	EUR	100.0	2,072.6	22.9
PRIMERA Retail GmbH, Münster	511.3	EUR	100.0	-4,168.9	-4.1
„Schneberger" Ges.m.b.H., Stadl-Paura, Austria	36.3	EUR	100.0	309.3	141.3
PRIMERA Tunisie S.A., Ez-Zahara, Tunisia	670.0	TND	100.0	15.9	-72.5
BiBA Mode GmbH, Duisburg	1,533.9	EUR	100.0	9,146.0	[1]
PRIMERA (Far East) Limited, Hong Kong, China	100.0	HKD	100.0	48.3	-4.8
Subsidiaries of PRIMERA Retail GmbH					
E.L.C. spol., s.r.o., Prague, Czech Republic	100.0	CSK	100.0	-162.8	-60.5
Subsidiaries of BiBA Mode GmbH					
BiBA GmbH, Duisburg	127.8	EUR	100.0	796.4	3.1
Subsidiaries of PRIMERA Damenkleiderfabrik GmbH					
Clasen GmbH & Co. KG, Berlin	78.2	EUR	5.1		[2]
Herbert Clasen GmbH, Berlin	2.6	EUR	5.1		[2]
Clasen-Beteiligungs GmbH, Berlin	792.5	EUR	100.0	3,690.3	[1]
Second Season Designer Fashion Handels GmbH, Aschheim	25.6	EUR	100.0		[2]
Schustermann & Borenstein GmbH, Munich	163.6	EUR	40.0	14,631.8	5,045.3
Tochterunternehmen der Laurèl GmbH					
Laurèl China Limited, Hong Kong, China	3,960.0	HKD	99.0	34.7	0.0
Subsidiaries of ESCADA Textilvertrieb GmbH					
ESCADA Textilien-Vertriebsgesellschaft m.b.H., Salzburg, Austria	36.3	EUR	100.0	-4,172.7	-2.3

INTERESTS HELD BY ESCADA AG AS OF OCTOBER 31, 2005

in thousand euros

Company	Capital stock Nominal capital held	Currency	%	Equity[3]	Net profit/loss for last fiscal year[3]
Outside Germany					
Subsidiaries of ESCADA (USA) Inc.					
B.E.M. Enterprise Ltd., New York, USA	80.0	USD	80.0	822.6	541.2
ESCADA Hawaii Inc. i.L., Hawaii, USA					
Preferred stock	300.0	USD	30.0		[2]
Subsidiaries of ESCADA Holding B.V.					
PRIMERA (Asia) Ltd., Hong Kong, China	500.0	HKD	100.0	-2,144.1	0.0
Subsidiaries of ESCADA (Asia) Ltd.					
ESCADA Retails (HK) Limited, Hong Kong, China	8,000.0	HKD	100.0	0.3	-423.0
Subsidiaries of ESCADA France S.A.R.L.					
ESCADA Monte Carlo S.A.M., Monte Carlo, Monaco	1,500.0	EUR	100.0	2,005.1	66.5
Subsidiaries of ESCADA Japan Co., Ltd.					
Green Horse Co., Ltd., Tokyo, Japan	10,000.0	YEN	100.0		[2]
Subsidiaries of Proyecto Empresarial Invito S.L., Spain					
Grupo ESCADA España S.A., Manresa, Spain	1,505.0	EUR	100.0	5,781.5	[1]
Subsidiaries of Grupo ESCADA España S.A., Manresa, Spain					
Madrid Laurèl S.A. i.L. Manresa, Spain	0.2	EUR	50.0		[2]

Equity in foreign currencies is converted at the official mid rates as of the reporting date. The net profit or loss from the most recent fiscal year in foreign currencies is converted at the average rate for fiscal 2004/2005.

[1] There was no net profit or loss for the year because of earnings transfer agreements.
[2] Information on equity and on earnings for the last fiscal year is omitted, in exercise of the option set forth in Secs. 286 (3) Sentence 1 No. 1 and 313 (2) No. 4 Sentence 3 of the German Commercial Code, for ES-KÖ Mode GmbH i.L., Düsseldorf; Second Season Designer Fashion Handels GmbH, Aschheim; ESCADA Shop-Handels Ges.m.b.H., Vienna, Austria; ELC Handels- und Produktions GmbH i.L., Budapest, Hungary; ESCADA Hawaii Inc. i.L., Hawaii, USA; EJ Co. Ltd. i.L., Osaka, Japan; EPA S.r.l., Florence, Italy; Clasen GmbH & Co. KG, Berlin; Herbert Clasen GmbH, Berlin; Green Horse Co., Ltd, Tokyo, Japan; Madrid Laurèl S.A. i.L., Manresa, Spain; Mademoiselle Mode GmbH, Duisburg; ESCADA Shop Frankfurt GmbH, Frankfurt
[3] Information refers to financial statements under IFRS/IAS for the companies included in the consolidated financial statements.

NOTES TO THE ESCADA AG ANNUAL FINANCIAL STATEMENTS (ABRIDGED)

ESCADA AG is the parent company of the ESCADA Group. The annual financial statements of ESCADA AG as of October 31, 2005, were prepared under the German Commercial Code (HGB). The full annual financial statements of ESCADA AG, in their statutory presentation, received an unqualified audit opinion (AWT Horwath GmbH, January 24, 2005). The annual financial statements are published in Germany's Federal Gazette, and filed with the Munich Commercial Register under No. HRB 74 942.

INCOME STATEMENT OF ESCADA AG FOR THE PERIOD FROM NOVEMBER 1 TO OCTOBER 31 in million euros

	2004/2005	2003/2004
Sales	255.6	238.1
Cost of materials	127.9	129.8
Gross profit	127.8	108.3
Gross profit as % of Sales	**50.0**	45.5
Total operating expenses	127.4	124.9
Total operating income	17.8	48.9
EBITDA	**18.1**	32.3
Depreciation and amortization	4.9	6.4
EBIT	**13.2**	25.9
Net financial result	2.2	-8.3
Earnings before taxes	**15.4**	17.6
Extraordinary expenses	0.0	4.2
Taxes on income	0.1	0.0
Net profit	**15.3**	13.4
Balance sheet loss/net retained earnings from the previous year	0.0	-14.8
Withdrawals from capital reserves	0.0	1.4
Net retained earnings	**15.3**	0.0

The development of ESCADA AG sales is primarily contingent on the sales development with foreign sales partners and distribution companies. Sales revenues increased by EUR 17.5 million to EUR 255.6 million (+7.3%) in comparison with the previous year. Foreign sales grew by 9.7% from EUR 186.7 million to EUR 204.8 million, whereas domestic sales were retrograde, falling by 1.2% from EUR 51.5 million to EUR 50.9 million. Hence, the export ratio increased from 78.4% to 80.1%.

Cost of materials was reduced by EUR 1.9 million to EUR 127.9 million in absolut terms thanks to continued optimization in materials purchasing and at production locations. Sales expansion and the reduction in cost of materials resulted in a EUR 108.3 million increase in gross profit to EUR 127.8 million (+18.0%). The gross profit margin relative to sales improved to 50.0% (vs. 45.5%).

Operating expenses increased slightly in 2004/2005 from EUR 124.9 million in the previous year to EUR 127.4 million, but declined from 52.5% to 49.8% relative to sales. Operating expenses saw the following major changes:

- A reduction of personnel expense by EUR 6.8 million due to a reduction in the number of staff, and structural changes associated with outsourcing of the new central logostics centre and the knitwear production segment;
- An increase in selling and logistics costs by EUR 7.8 million associated with a structural change through outsourcing and transfer of the operating costs for the new logistics center, and broadening of the collection variety;
- A decline in office space expenses by EUR 2.6 million, and in running costs by EUR 1.2 million, due to termination of rental contracts;
- An increase in expenses for exchange rate differences by EUR 7.3 million, mainly due to realization and valuation of forward exchange transactions at rising exchange rates; contrary development was observed in the previous year;
- A reduction in the provision for receivables by EUR 4.1 million due to a lower level of valuation allowances concerning receivables from affiliated companies which has a neutral effect on operating results at Group level.

Other operating income amounted to EUR 17.8 million and was EUR 31.1 million down from the previous year's level which, however, was impacted by non-recurring income. The previous year included a capital gain of EUR 22.7 million from the sale of the Spanish selling company to a newly established Spanish holding company, and the release of value adjustments of reveivables from affiliated companies in the amount of EUR 5.6 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA) reached the amount of EUR 18.1 million and were down from the previous year due to the non-recurring income then recorded (EUR 32.3 million). However, the EBITDA would improve perceptibly if one-off effects recorded in the previous year were eliminated. Earnings before interest and tax (EBIT) reached EUR 13.2 million (vs. EUR 25.9 million).

The financial result improved to a positive value of EUR 2.2 million following the negative amount of EUR -8.3 million in the previous year. A profit distribution of ESCADA Holding B.V., Amsterdam, in the amount of EUR 12.0 million and recognition of the PRIMERA Holding GmbH, Aschheim, simultaneous income from investments of EUR 5.8 million contributed significantly to this. The financial result was also impacted by write-ups pursuant to Article 280 (1) HGB which had a positive effect of EUR 20.5 million, as well as write downs on loans pursuant to Article 253 (2) sent. 3 HGB with a negative effect of EUR 19.9 million. Interest expenses include the one-off costs of EUR 10.1 million relating to the EUR 200 million 2005/2012 bond issued, and the new 2005/2008 syndicated loan.

Results from ordinary activities amounted to EUR 15.4 million (vs. EUR 17.6 million). Tax expense was low at EUR 0.1 million, and net income for the year came to EUR 15.3 million (vs. EUR 13.4 million). The low tax expense amount is due to negative taxable income since, pursuant to Article 8b Corporation Tax Act (KStG), income from investments is largely tax-free.

ESCADA AG, MUNICH, BALANCE SHEET AS OF OCTOBER 31, 2005

in million euros

ASSETS	OCT 05	OCT 04	LIABILITIES AND SHAREHOLDERS' EQUITY	OCT 05	Oct 04
Non-current assets	234.6	222.1	Shareholders' equity	113.7	98.5
Current assets			Provisions	17.5	15.7
Inventories	48.4	48.0	Non-interest bearing convertible bond	3.5	3.5
Trade accounts receivables	12.9	8.7	Bond	200.0	0.0
Other receivables, liquid assets			Bank debt	1.0	201.7
and prepaid expenses	68.8	82.1	Other liabilities	29.0	41.5
Balance sheet total	**364.7**	360.9	**Balance sheet total**	**364.7**	360.9
			Economic capital ratio in % (assuming full conversion)	32.1	28.3

The main changes in the ESCADA AG's balance sheet as of October 31, 2005 in comparison with the previous year are as follows:

- The balance sheet total rose by EUR 3.8 million to 364.7 million;
- The EUR 12.5 million increase in non-current assets to EUR 234.6 million is mainly due to acquisition of shares in ESCADA (Asia) Ltd., Hong Kong, from ESCADA Holding B.V., Amsterdam, for a purchase price of EUR 17.2 million. Other financial assets additions and disposals are reflected in the Schedule of Non-Current Assets;
- Shareholders' equity rose by EUR 15.2 million to EUR 113.7 million as a result of the net income for the year. Taking into account the convertible bonds still outstanding the economic capital ratio ewas 32.1% as of the balance sheet date; this represents an increase by 3.8 percentage points;
- Bank debt was largely repaid and reduced from EUR 201.7 million to EUR 1.0 million due to issuance of the 2005/2012 bond covering the amount of EUR 200 million.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

The Board of Management and Supervisory Board propose the retained earnings for fiscal year 2004/2005 of EUR 15,286,984.46 to be appropriated as follows:

GEWINNVERWENDUNGSVORSCHLAG in million euros

Allocation to the earnings reserves	7,500,000.00
Profit carried forward	7,786,984.46
Balance sheet gain	**15,286,984.46**

REPORT OF THE SUPERVISORY BOARD FOR FISCAL YEAR 2004/2005

The Supervisory Board of ESCADA AG convened five times during the fiscal year 2004/2005. The Audit Committee met twice, while the Standing Committee (Mediation and Personnel Committee) convened three times. No meetings were called for the Strategy and the M&A Committee during the year under review.

The continuous flow of information between its members and the Board of Management constitutes an indispensable requirement in the exercise of the Supervisory Board's consultation and control function. During the year under review information was exchanged both in written and oral form, particularly between the Chairman of the Supervisory Board and the CEO. This way the Supervisory Board, and above all its Chairman, was constantly informed - also between meetings - about the business performance of the ESCADA Group and the key business decisions made by the Board of Management.

In all of its meetings held during the year under review the Supervisory Board covered in great detail the current business development, the situation regarding earnings, financial status and liquidity of ESCADA AG. It also addressed and discussed extensively the planning premises of the Board of Management. The Deliberations focused in particular on the strategic, operative and financial measures taken by the Board of Management with a view to developing new growth areas, lowering costs, optimizing processes and improving the balance sheet and finance structure.

The Supervisory Board addressed in particular the following issues:

- Measures to increase sales and profitability (e.g. better sell-through of goods, investments in shop modernization);
- Sales measures to develop new markets (e.g. in Asia);
- Optimization and further development of the collections;
- Measures for continued process optimization (e.g. Group-wide introduction of SAP software, development of the new logistics center in Reichersberg);
- Measures to improve the financial structure (e.g. issue of the new EUR 200 million bond in spring 2005);
- Measures to make the ESCADA stock more attractive (e.g. launch of the ADR-program in USA)

There were no changes in the Board of Management during the year under review. At its meeting on September 19, 2005 the Supervisory Board resolved to appoint Mr. Frank Rheinboldt as CEO of ESCADA AG effective as of February 1, 2006. The Supervisory Board followed the recommendation of Wolfgang Ley, who resigned as CEO on January 31, 2006. The Board expresses its gratitude and recognition of Mr. Ley's lifetime achievement. It was his visionary energy and drive, his outstanding commitment and exceptional creativity that saw ESCADA grow from its foundation in the mid-70's into one of the world's leading ladies luxury fashion manufacturer. The Supervisory Board explicitly welcomes the fact that after his resignation from the Board of Management, Mr. Ley will continue to support the company over the coming years in a consulting capacity as Creative Chairman of ESCADA Group.

Further to this, the Supervisory Board appointed Mr. Markus Schürholz as member of the Board of Management with responsibility for finances, controlling and investor relations, effective as of January 1, 2006. Dr. Georg Kellinghusen, who had held this position since 2000, left the company by mutual agreement on December 31, 2005. The Supervisory Board wishes to express its gratitude to Dr. Kellinghusen for his committed work to the benefit of the company.

There were no changes in the Supervisory Board during the fiscal year 2004/2005.

The 2004/2005 annual financial statement of ESCADA AG, the consolidated financial statements, management's discussion and analysis for ESCADA AG and the Group were audited by the appointed independent auditors, AWT Horwath GmbH, Wirtschaftsprüfungsgesellschaft, of Munich, and received the Unqualified Auditors' Report. The independent auditors participated in those meetings of the Supervisory Board and Audit Committee relating to the financial statements, explained their findings, and answered questions from members of the Supervisory Board.

The Supervisory Board endorsed the independent auditors' findings and examined the annual financial statements, management's discussion and analysis, the consolidated financial statements and the consolidated management's discussion and analysis at its meeting convened for this purpose on February 16, 2006. The Supervisory Board found no cause for objection and approved the annual financial statements and the management's discussion and analysis for ESCADA AG and the Group. The annual financial statements are thereby officially adopted in compliance with Sec. 172 of the German Stock Corporations Act.

ESCADA recorded a positive business performance for the year under review and managed to consolidate the turnaround achieved in fiscal year 2003/2004. The Group increased sales in a persistently sluggish market environment for women's luxury fashion and substantially improved profitability. This development shows the strategic direction of the ESCADA Group to be correct and forward thinking. This positive business performance is also due to the commitment shown by the entire workforce of ESCADA AG and its subsidiaries. The Supervisory Board would like to express its gratitude for their hard work and hopes that they will continue their dedicated commitment to our company in the future.

Munich, February 16, 2006



Peter Zühlsdorff
Chairman of the Supervisory Board

Additional paid-in capital
A reserve accumulated from premiums on stock issues. A premium is the portion of the price investors pay for a stock in excess of the stock's par value.

Assets
The items on the left side of a balance sheet laid out in standard accounting form. The assets side provides information about the composition of a company's resources.

Bond
A general term for fixed-yield securities with contractually established redemption terms, used to raise long-term financing for the issuer (debtor).

Capital increase
Raising the amount of capital stock by selling new, or "junior," shares (in the case of a capital increase in return for contributions).

Capital market
The market for trading in medium and long-term capital investments.

Capital Stock
A company's capital deriving from its stock. The capital stock is equivalent to the par value of all issued shares.

Cash flow
The surplus of cash and cash equivalents generated by current business operations.

Cash flow statement
A statement of changes in cash and cash equivalents during a fiscal year, as a consequence of cash generated by or used in operating activities, investing activities and financing activities.

CEO
Chief Executive Officer.

CFO
Chief Financial Officer.

Common stock
Unlike preferred stock, common stock carries rights to vote at the shareholders' meetings.

Consolidation
The aggregation of the annual financial statements of a group's companies into a single set of Group ("consolidated") financial statements.

Convertible Bond
A bond that carries the right to be converted into the underlying stock, at a predetermined ratio.

COO
Chief Operating Officer.

Cost of goods sold
The amount of raw materials and supplies, semifinished or finished products purchased from outside, and third-party services needed to achieve a certain sales figure, valued at acquisition price.

Coverage
The analysis of a company by bank analysts.

Current assets
One of the two principal components of the assets side of the balance sheet; the other is noncurrent assets. It includes all asset items not intended to serve business operations for the long term, such as inventories, receivables and marketable securities.

DAX (German Stock Index)
A list of 30 representative stocks. It is an indicator for the price performance of the German stock market.

Deferred taxes
Future tax credits and tax liabilities calculated on the basis of reporting and valuation differences between the principles used for consolidated financial statements (IAS) and the individual tax valuation approaches for the individual companies.

Depreciation and amortization
The amount by which the costs of noncurrent asset items is systematically reduced to reflect how their individual components lose value due to the expiration of time. The reduction is determined on the basis of expected useful life and production cost. Depreciation refers to tangible assets, and amortization to intangible assets.

Dividend
A portion of profits paid out for each share of a corporation's stock. The annual meeting of shareholders decides on the size of a dividend and its manner of payment.

EBIT (Earnings before interest and taxes)
Operating income before the deduction of interest and income taxes. Used synonymously in this report with "net operating income" and "operating earnings."

EBITDA
Earnings before interest, taxes, depreciation and amortization. An operating earnings figure which, like EBIT, excludes exceptional influences. This presentation of operating earnings eliminates both leverage and tax charges (which differ from one country to another).

Economic Value Added (EVA)
An integrated system for corporate management via the consistent use of a single value parameter. The difference between earnings (before interest but after taxes), and the cost of capital.

Financial press conference
A press conference at which the audited figures for the past fiscal year are released.

Free float
The proportion of a company's stock that is freely traded on the market. As defined by Deutsche Börse: amounts of stock held by any shareholder who cumulatively owns less than 5 % of the company's stock or - no matter what the size of the holding - the interests owned by asset managers and trust companies, funds and pension funds, holding companies, investment companies or foreign investment companies, as part of their special funds held under short-term investment strategies.

Gross domestic product (GDP)
The total of all goods and services produced, plus non-deductible sales taxes, adjusted for goods consumed.

Gross profit
The difference between the selling price for merchandise exclusive of value-added tax (net sales revenues) and for the volume of merchandise used (net sales revenues - cost of goods sold = gross profit).

IASB
International Accounting Standards Board.

IFRIC
International Financial Reporting Interpretations Committee.

IFRS
International Financial Reporting Standards.

Income statement
Expenses and income listed against one another to determine the company's earnings and present where the earnings come from. A mandatory part of the annual financial statements.

Index
A value that measures the performance of a given group of securities.

International Accounting Standards (IAS)
The accounting principles promulgated by the International Accounting Standards Committee (IASC).

Issue price
The price at which a new security is offered for sale.

Items pertaining to other periods
Both the assets and the liabilities side of every German balance sheet contain items pertaining to other periods. On the assets side, these are generally prepaid expenses; on the liabilities side, deferred income (income received in advance).

Liabilities and shareholders' equity
The items on the right side of a balance sheet laid out in standard accounting form. These provide information about the composition of a company's capital (where its resources come from), and about any accumulated profits for the accounting period.

Market capitalization
The value of a company as determined by multiplying the number of outstanding shares of stock times the price per share.

MDAX
An index of the Deutsche Börse that as of March 24, 2003, includes the 50 largest listed companies (after the DAX 30) in conventional sectors. To be included in the MDAX, a company must be part of the "Prime Standard" segment.

Net operating income
A term for income from ordinary business activities. Operating income includes income from business operations together with net income from financial operations and equity investments.

Noncurrent assets
Assets kept for use over an extended term.

Other operating income
An item in the income statement. It covers all income from ordinary business activities that is not categorized as sales or work on own account capitalized.

Par Value
The par value per share - often just called "par" - is the fixed proportion of a company's capital associated with each share of stock. Even though ESCADA shares have no official par value (they are known as "no-par shares"), they still have a "notional" or theoretical par value of EUR 5.12 per share.

Performance
The changes in a stock's price over a given period.

Reporting date
The end of a fiscal year (at ESCADA, October 31).

Return on Invested Capital (ROIC)
The ROIC is the quotient between income from business operations and operating assets.

Scope of consolidation
The set of companies consolidated into a group's "consolidated" financial statements.

SDAX
An index of the Deutsche Börse that as of March 24, 2003, contains the next 50 largest companies (in conventional sectors) after the MDAX. To be included in the SDAX, a company must be part of the "Prime Standard" segment.

Shareholders' equity
An item on the liabilities and shareholders' equity side of the balance sheet. Unlike borrowings (borrowed capital), equity is the funds raised by a company's owners to finance the company, or profits retained by the company.

Stock option plan
A shareholder value-oriented model for remunerating management. It depends on the stock's performance and the company's ROIC.

Stock split
An increase in the number of shares of stock when the base capital remains the same. A split makes a stock more attractive by reducing the price per share to investors.

TecDAX
A new index of the Deutsche Börse that as of March 24, 2003, contains the 30 largest listed technology companies. To be included in the TecDAX, a company must be part of the "Prime Standard" segment.

Sales
The first income item in the income statement. Revenues from the selling, rental and leasing of typical products, merchandise and services in the course of ordinary business operations, less reductions and sales tax.

Write-ups
An increase in the book value of assets. This may be either the consequence of an increase in value even though the substance or nature of the asset has not changed, or a correction for excessive depreciation or amortization taken in prior accounting periods.

Published by
ESCADA AG
Investor Relations
Margaretha-Ley-Ring 1
85609 Aschheim/Munich
www.escada.com

Concept and Design
Anzinger | Wüschner | Rasp
Munich

Editing
Viona Brandt
Richard Lohner

Frank Elsner Kommunikation für
Unternehmen GmbH, Westerkappeln
Christopher Groß,
Kochel am See (Translation)

Credits
a | r media, NY
Regina Recht, Munich
Stuart Ryan, London

Printing
Mediahaus Biering, Munich

This Annual Report is also available in German.

The English language version is a translation
of the audited German Annual Report.

ESCADA

ESCADA AKTIENGESELLSCHAFT

MUNICH

ISIN: DE 0005692107

ISIN: DE 000AOFAQF2

Invitation

to the

Annual Shareholders' Meeting

We hereby invite our Shareholders

to the

22nd Annual Shareholders' Meeting,

to be held on Tuesday, April 11, 2006, at 10:00 a.m.,

at the ArabellaSheraton Grand Hotel,

Arabellastrasse 6, Munich

AGENDA

1. **Presentation of the financial statements and consolidated financial statements, with the associated management's discussions and analyses and the report of the Supervisory Board, for the 2004/2005 fiscal year.**

2. **Resolution on the appropriation of retained earnings**

The Board of Management and Supervisory Board propose the retained earnings for fiscal year 2004/2005 of EUR 15,286,984.46 to be appropriated as follows:

Allocation to the earnings reserves	€	7,500,000.00
Profit carried forward	€	7,786,984.46
Balance sheet gain	€	15,286,984.46

3. **Ratification of actions of the Board of Management**

The Board of Management and Supervisory Board propose that the actions of the members of the Board of Management for fiscal year 2004/2005 should be ratified.

4. **Ratification of actions of the Supervisory Board**

The Board of Management and Supervisory Board propose that the actions of the members of the Supervisory Board for fiscal year 2004/2005 should be ratified.

5. **Resolution on amendments to the Articles of Incorporation**

On November 1, 2005 the new German Act *Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts* (UMAG – Act on the Integrity of Companies and Modernization of Shareholders Action) became law. This Act has, among other things, modified the provisions of the German Stock Corporations Act regarding the convocation of annual shareholders' meetings (Section 123, *Aktiengesetz*) and created a possibility to adequately limit the duration of the annual shareholders' meeting. The provisions in the company's Articles of Incorporation shall be amended to comply with the new version of the German Stock Corporations Act regarding the convocation of a Shareholders' Meeting, the chairperson of the Shareholders' Meeting entitlement to set an appropriate time that this proxy may also be granted and evidence thereof provided in another manner, especially by telefax, e-mail or electronically."

b) Section 15 of the Articles of Incorporation (Officers of the Shareholder's Meeting) is supplemented with the following paragraph (3):

"(3) The Chair can set an appropriate time limit on the right of a shareholder to give a speech and ask questions. At the start and/or during the meeting, the Chair can in particular set an appropriate time limit for the entire Shareholders' Meeting or for the further proceedings of the meeting, for the entire discussion period as a whole, or selected agenda items therein, as well as for the individual speeches and questions."

6. Election of independent auditor for fiscal year 2005/2006

The Supervisory Board proposes that AWT Horwath GmbH Wirtschaftsprüfungsgesellschaft, of Munich, should be elected as independent auditors for fiscal year 2005/2006.

OPPOSING MOTIONS BY SHAREHOLDERS

Opposing motions from shareholders on the above agenda items should be sent to the following address: ESCADA AG, Board of Management, Margaretha-Ley-Ring 1, D-85609 Aschheim/Germany. Opposing motions that are received no later than two weeks before the date of the Shareholders' Meeting, and that meet the requirements of Section 126 of the Stock Corporations Act (*Aktiengesetz*), will be published on the Company's Web site (www.escada.com).

REQUIREMENTS FOR PARTICIPATION

With commencement of UMAG, *Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts* (Act on the Integrity of Companies and Modernization of Shareholders Action), the requirements entitling to participation in the Shareholders' Meeting and the exercise of the voting right have changed. Until the Articles of Incorporation have been amended to comply with UMAG, as shall be resolved at the coming Shareholders' Meeting, the previous Articles of Incorporation shall apply alongside new statutory regulations as defined by UMAG. For the forthcoming Shareholders' Meeting the shareholders of our company will therefore be invested with the two alternatives listed in the following, by which they will be able to meet the requirements entitling them to participation in the Shareholders' Meeting and to exercise their voting right. To meet the requirements for participation, it shall suffice if the requirements of merely one of the two following alternatives are fulfilled.

Entitlement to participation through deposition of shares

To be entitled to participate and to exercise a voting right in the Shareholders' Meeting, shareholders must deposit their shares no later than the 21st day before the Shareholders' Meeting, i.e. by midnight on Tuesday, March 21, 2006, with the Company cashier at Margaretha-Ley-Ring 1, D-85609 Aschheim/Germany, or with one of the following banks:

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
DZ Bank AG

and leave them there until the end of the meeting.

The shares have also been duly deposited if, with the consent of a custodian, they are frozen at another bank on the custodian's behalf from midnight on Tuesday, March 21, 2006, until the end of the Shareholders' Meeting. Shares may also be deposited with a German notary public or a securities clearing and deposit bank. The certification of deposits of this kind must be received by us no later than April 5, 2006. Shareholders who have deposited their shares in due time and with the proper formalities, will receive their admission tickets for the Shareholder Meeting by post.

Entitlement to participation through proof of share ownership

To be entitled to participate and to exercise a voting right in the Shareholders' Meeting, shareholders must alternatively submit special proof of their share ownership. This certification must have been issued by the depositary bank in writing, in German or English, and must be submitted to the Company at the following address:

ESCADA AG
c/o Deutsche Bank AG
- General Meetings -
60272 Frankfurt/Main

Proof of share ownership must refer to and be valid on the start of the 21st day before the Shareholder Meeting, i.e. Tuesday, March 31, 2006, midnight. Proof must be received no later than April 4th, 2006. Shareholders who have submitted proof of share ownership in due time and with the proper formalities, will also receive their admission tickets for the Shareholder Meeting by post. Shareholders are asked to ensure timely submission of proof to ensure that the admission tickets will be received punctually.

Authorization of shareholders' representatives

Shareholders who have deposited their shares in due time and with the proper formalities, or have submitted proof of share ownership in due time and with the proper formalities, and who do not wish to participate in the meeting themselves, may arrange to be represented at the Shareholder Meeting and for their votes to be cast by an authorized agent, or also by a bank or shareholders' association, by conferring the appropriate proxy. The authorized agent will have to identify himself by presentation of a written proxy.

Authorization of Company-appointed proxies

The Company also offers its shareholders the option of arranging to be represented at the meeting by a proxy appointed by the Company. If accepted and authorized by the shareholder, these Company-appointed proxies must vote as the shareholder directs. Shareholders who wish to authorize a Company-appointed proxy must have an admission ticket to the Shareholders' Meeting for that purpose. To ensure that admission tickets are received in sufficient time, they should be ordered from the custodian bank as early as possible. Details on conferring proxy powers and issuing instructions are available in the documentation package that will be sent to the shareholders with their admission ticket.

Munich, February 2006

The Board of Management